                                                                    EXHIBIT 99.1

                                                           [ENGLISH TRANSLATION]

                                I. COMPANY STATUS

1. COMPANY GOALS

a. Current Business Objectives


BUSINESS OBJECTIVES                                                                        REMARK
--------------------------------------------------------------------------------------------------------------------------
o    High-speed telecommunication network
o    Data collection, processing, supply, exchange, transmission; multimedia services and other telecommunication services
o    Telecommunication services using integrated wired broadcasting, telecommunication network, distribution network and integrated network
o    Sales of telecommunication equipment and supplies related to telecommunications business
o    Research and development related to telecommunications business
o    Facility installation, operation and maintenance for the above businesses
o    Services and Construction for the above businesses
o    Overseas businesses related to the above businesses
o    Investment for carrying out the above businesses
o    Lease Land and Telecommunication Bureau Buildings pursuant to applicable
     Telecommunications Laws in Korea
o    Other services licensed or commissioned by the government
o    Other incidental services necessary for carrying out the above businesses
--------------------------------------------------------------------------------------------------------------------------


b. Future Business Objectives


                             BUSINESS OBJECTIVES                                           REMARK
--------------------------------------------------------------------------------------------------------------------------
o    Telephony, wireless telecommunication, satellite communication               Although these businesses are
o    System integration services including system consulting, system              closely related to the current
     construction and system resource management                                  business objectives, they are
o    Software development and sales                                               not being operated so as to
o    Telecommunication training programs                                          concentrate on current
o    Telecommunication system testing and inspection                              businesses.
o    Advertisement and publication pursuant to applicable telecommunications laws
o    Lease Telecommunication Lines and Facilities
--------------------------------------------------------------------------------------------------------------------------


    c. Subsidiary Company's Current Business Objectives


                             BUSINESS OBJECTIVES                                           REMARK
--------------------------------------------------------------------------------------------------------------------------
<Korea.com Communications>
1. Portal Service
2. E-Commerce
 <Persontel, Inc>
1. UMS Service
--------------------------------------------------------------------------------------------------------------------------


d. Future businesses N/A

2. COMPANY HISTORY

a. History of the Company

(1) Development and changes after establishment

1) Established: July 30, 1996

2) Occurrence of important matters related to management activities

o Jul 1996: Company established (Capital: Won 60 billion, 102 shareholder companies)

o    Jun. 1997: Became the second largest shareholder of `Hanaro Telecom'

o    Jul. 1997: Launched leased line services

o Sep. 1997: Thrunet, KEPCO and Microsoft signed a MOU (Memorandum of Understanding) for high speed multimedia Internet services

o    Jul. 1998: Introduced commercial broadband [internet services]

o    Jul. 1999: Over 100,000 broadband Internet subscribers

o    Sep. 1999: Microsoft invested US$10 million

o    Nov. 1999: Directly listed on NASDAQ for the first time in Korea

o    Aug. 2000: Over 500,000 broadband Internet subscribers

o    Aug. 2000: US$115 million vendor financing agreement from Cisco

o    Sep. 2000: Opened broadband portal Korea.com

o    Jan. 2001: US$240 million invested by SB Thrunet Fund

o    May 2001: Over 1 million broadband Internet subscribers

o    Jun. 2001: Spin-off of Korea.com

o    Feb. 2002: SB Pte. Ltd., Trigem and Naray, holders of bonds with warrants
     (BW), exercised their warrants to purchase our common stock

o Aug. 2002: Conversion by Trigem and Naray of their bonds into our common stock

o    Oct. 2002: Transferred leased line assets to SK Global

o Mar. 3, 2003: Submitted an application for corporate reorganization to Seoul District Court

o    Mar. 27, 2003 : Commenced corporate reorganization proceedings

3) Address of head office

                         Past                                            Present (1997.11.20)
------------------------------------------------------------------------------------------------------
       23-4 Yeouido-dong, Yeongdeungpo-gu, Seoul                1338-5, Seocho-dong, Seocho-gu, Seoul
------------------------------------------------------------------------------------------------------

4) Address of branch offices (As of September, 2003)


     Name                                        Address
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Kangnam branch                 Seocho 2-Dong Seocho-Gu, Seoul
--------------------------------------------------------------------------------
Kangbuk branch                 Daewha Bldg 3F Jangan-Dong Dongdaemun-Gu, Seoul
--------------------------------------------------------------------------------
Seobu branch                   Thrunet Bldg 2F Yongjeon-Dong Dong-Gu, Daejeon
--------------------------------------------------------------------------------
Kyungbuk branch                Thrunet Bldg Joong-Dong Susung-Gu, Daegue
--------------------------------------------------------------------------------
Incheon branch                 Thrunet Bldg Guwall-Dong Namdong-Gu, Incheon
--------------------------------------------------------------------------------
Basan branch                   Thrunet Bldg Oncheon 3-Dong Dongrae-Gu, Busan
--------------------------------------------------------------------------------


5) Status on board of directors


          Past                                             Present                             Remark
--------------------------------------------------------------------------------------------------------------------------
Hong Sun Lee (CEO)                            Seog Won Park (Receiver, President)        The change occurred
Gi Choo Han (Vice President)                  Seok Joong Yoon (Vice president)           on March 26, 2003.
Sang Soon Jung (Vice President)               Se Hwan Kim (Executive Director)
Seok Joong Yoon (Vice President)              Yu Jung Kim (Director)
Se Hwan Kim (Executive Director)              Young Won Kim (Director)
--------------------------------------------------------------------------------------------------------------------------


(2) Change of Company Name    N/A

(3) Merger, Business Acquisition or Business Sale    N/A

(4) Changes in Production Facilities

                                                                                    (Unit: in millions of won)
--------------------------------------------------------------------------------------------------------------
              Item                      Sep. 03            June 03            Dec. 02            Dec. 00
--------------------------------------------------------------------------------------------------------------
Systems                                 252,690            269,817            306,331            478,421
--------------------------------------------------------------------------------------------------------------
Telecommunication Facilities            116,496            120,856            142,546            548,669
--------------------------------------------------------------------------------------------------------------

(5) Occurrence of important matters related to management activities

1)   Commencement of Reorganization Proceedings

     On March 27, 2003, we were granted our petition for the commencement of reorganization proceedings from the Bankruptcy Division of the Seoul District Court, and we are in reorganization proceedings. The following shows important development of the proceedings.

            Date                                             Description
--------------------------------------------------------------------------------------------------------
       Mar. 3, 2003           Filing of a petition for the commencement of reorganization proceedings
--------------------------------------------------------------------------------------------------------
       Mar. 27, 2003          Commencing of the Reorganization Proceeding
--------------------------------------------------------------------------------------------------------
       Jun. 25, 2003          First meeting of interested parties
--------------------------------------------------------------------------------------------------------
       Oct. 25, 2003          Submitting of a Reorganization Plan
--------------------------------------------------------------------------------------------------------
       Nov. 28, 2003          Second meeting of interested parties
--------------------------------------------------------------------------------------------------------

2)   Delisting from NASDAQ Market

     On April 3, 2003, we received a Nasdaq delisting determination, and were delisted on Monday, April 7, 2003.

3)   Discontinuance of leasing of international telecommunication lines

     On July 11,2003, we received approval to discontinue the business of leasing of international telecommunication lines from the Ministry of Information and Communication.

b. Affiliated Corporate Group

(1) Corporate Group Outline

     (a) Corporate Group: Trigem Computer, Inc.

     (b) History

          o Jul. 1980: Trigem Engineering (currently Trigem Computer) established

          o    Aug. 1984: Korea AI Soft (currently AI Leaders) established

          o    Apr. 1989: Koreanet established

          o    Oct. 1991: Solvit Media established

          o Oct. 1992: Naray Mobile Telecom (currently Naray & Company Inc.) established

          o Feb. 1996: Korea Development Investment (currently TG Venture) became an affiliated company

          o    Dec. 1996: Trigem Info Consulting established

          o    Sep. 1998: Inet Telecom established

          o    Dec. 1998: Trigem Service (currently TG Ubase) established

          o    Dec. 1999: TG Edunet established

          o    May 2000: TG Land established

          o Jun. 2002: Disaffiliation of Naray Digital Entertainment and TriGem Sny from the corporate group

          o Aug. 2002: Thrunet, Thrunet Shopping, Nowcom and Korea.com became affiliated companies

          o Dec. 2002: Merger of Koreanet and Trigem Info Consulting (Surviving Company)
               (Company Name: Koreanet)

          o Mar. 2003: Disaffiliation of Solvit Media from the corporate group

          o Apr. 2003: Designated as a Business Group subject to limit cross-shareholdings and cross-debt guarantee (29 companies)

          o May 2003: Disaffiliation of Softbank Commerce from the corporate group

          o    May 2003: TG Korea became an affiliated company

          o May 2003: Disaffiliation of Thrunet Shopping from the corporate group

          o    July 2003: Hello TG became an affiliated company

          o    July 2003: Disaffiliation of AI Leaders from the corporate group

(2) Companies in Business Group (Total of 29 Companies)

                                                                                          (As of July 31, 2003)
--------------------------------------------------------------------------------------------------------------------------
    LISTED (REG.)
     / UNLISTED           COMPANY NAME                      BUSINESS TYPE                         REMARK
--------------------------------------------------------------------------------------------------------------------------
       Listed           Trigem Computer        Computer and accessories manufacturer
     (1 company)
--------------------------------------------------------------------------------------------------------------------------
     Registered            PC Direct               Computer and package software
   (2 companies)           TG Venture              Other finance related services
--------------------------------------------------------------------------------------------------------------------------
      Unlisted        Getmore Securities Co.               Stock agency
   (26 companies)          Naray D&C                     Headhunting firm
--------------------------------------------------------------------------------------------------------------------------
                        Naray & Company                     e-commerce
--------------------------------------------------------------------------------------------------------------------------
                         Naray Telecom            Communication service provider
--------------------------------------------------------------------------------------------------------------------------
                         Naray Hackers          Professional & amateur competitions
--------------------------------------------------------------------------------------------------------------------------
                            Now S&T            Computer system design and consulting
--------------------------------------------------------------------------------------------------------------------------
                            Nowcom             Supplementary communication services
--------------------------------------------------------------------------------------------------------------------------
                            Thrunet          Telecommunications system rental services
--------------------------------------------------------------------------------------------------------------------------
                       Thrunet Shopping                     e-commerce                     Disaffiliation (May 2003)
--------------------------------------------------------------------------------------------------------------------------
                        Digital Biotech     Medical supplies and other medical related
                                                             products
--------------------------------------------------------------------------------------------------------------------------
                      TG Education Media          Unclassified education programs
--------------------------------------------------------------------------------------------------------------------------
                       Softbank Commerce           Computer and package software           Disaffiliation (May 2003)
--------------------------------------------------------------------------------------------------------------------------
                         Solvit Media          Other unclassified education programs
--------------------------------------------------------------------------------------------------------------------------
                         Inet Telecom           Telecommunications service provider
--------------------------------------------------------------------------------------------------------------------------
                          AI Leaders            Software consulting and development        Disaffiliation (May 2003)
--------------------------------------------------------------------------------------------------------------------------
                           TG Ubase             Computer and office supplies repair
--------------------------------------------------------------------------------------------------------------------------
                           Ubase TMS           Computer system design and consulting
--------------------------------------------------------------------------------------------------------------------------


                                                                                          (As of July 31, 2003)
--------------------------------------------------------------------------------------------------------------------------
    LISTED (REG.)
     /UNLISTED            COMPANY NAME                      BUSINESS TYPE                         REMARK
--------------------------------------------------------------------------------------------------------------------------
                       Ubase Technology        Computer system design and consulting
--------------------------------------------------------------------------------------------------------------------------
                           Computown                 Computer and accessories
--------------------------------------------------------------------------------------------------------------------------
                             KIST                  Computer and package software
--------------------------------------------------------------------------------------------------------------------------
                           Korea.com           Supplementary communication services
                        communications
--------------------------------------------------------------------------------------------------------------------------
                           Koreanet             Software consulting and development
--------------------------------------------------------------------------------------------------------------------------
                           TG Edunet              Unclassified education programs
--------------------------------------------------------------------------------------------------------------------------
                            TG Land                     Wholesale services
--------------------------------------------------------------------------------------------------------------------------
                          TG Infonet                    Computer operation
--------------------------------------------------------------------------------------------------------------------------
                            TG Win              Software consulting and development
--------------------------------------------------------------------------------------------------------------------------
                        PayLetter Inc.         Supplementary communication services
--------------------------------------------------------------------------------------------------------------------------
                           TG Korea                    Computer manufacturer
--------------------------------------------------------------------------------------------------------------------------
                           Hello TG                  Computer and accessories
--------------------------------------------------------------------------------------------------------------------------



    - Designated as a Business group on April 1, 2003


    (3) Regulations under Applicable Laws

      Business group pursuant to "Law on Monopoly Regulation and Fair Trade"

       (a) Designated: April 1, 2003

       (b) Regulation Summary

           o  Restricted Mutual Investment

           o  Restricted Liability Guarantee to Affiliated Companies

    3. CAPITAL CHANGES

    a. Capital Changes

                                                                           (Unit: One thousand shares, in Millions of Won)
--------------------------------------------------------------------------------------------------------------------------
                                    DETAILS OF INCREASED (REDUCED) SHARE               CAPITAL
                                -------------------------------------------------       AFTER       NEW SHARE      CAPITAL
                                                         PAR VALUE     ISSUE PRICE     INCREASE    ALLOCATION     INCREASE
    DATE         ORIGIN         TYPE       QUANTITY      PER SHARE      PER SHARE    (REDUCTION)     METHOD         RATIO
--------------------------------------------------------------------------------------------------------------------------
   7/30/96    Establishment    Common       12,000       Won 5,000      Won 5,000       60,000     Shareholder        -
                 Capital        Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------
   9/3/97        Capital       Common       14,400       Won 5,000      Won 5,000      132,000     Shareholder      120%
                 Increase       Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------
   9/21/99       Capital       Common        1,509       Won 5,000      Won 7,970      139,543     Third-Party      5.7%
                 Increase       Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------
  11/23/99       Capital       Common       11,615       Won 2,500      Won 19,636     168,580     Third-Party      17.2%
                 Increase       Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------
  11/26/99       Capital       Common        4,526       Won 2,500      Won 9,350      179,895     Third-Party      6.7%
                 Increase       Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------
   1/27/01       Capital       Common       26,048       Won 2,500      Won 2,500      245,015     Third-Party      36.2%
                 Increase       Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------
  12/14/01       Capital       Common        4,635       Won 2,500      Won 2,750      256,602     Third-Party      4.7%
                 Increase       Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------
   2/27/02     Exercise of     Common       52,096       Won 2,500      Won 2,500      386,842     Third-Party      50.8%
--------------------------------------------------------------------------------------------------------------------------


                                                                           (Unit: One thousand shares, in Millions of Won)
--------------------------------------------------------------------------------------------------------------------------
                                    DETAILS OF INCREASED (REDUCED) SHARE               CAPITAL
                                -------------------------------------------------       AFTER       NEW SHARE      CAPITAL
                                                         PAR VALUE     ISSUE PRICE     INCREASE    ALLOCATION     INCREASE
    DATE         ORIGIN         TYPE       QUANTITY      PER SHARE      PER SHARE    (REDUCTION)     METHOD         RATIO
--------------------------------------------------------------------------------------------------------------------------
                 warrants       Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------
   8/30/02       Capital       Common       78,169       Won 2,500      Won 1,136      582,265     Third-Party      50.5%
                 Increase       Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------
  12/27/02       Capital       Common      (155,271)     Won 2,500          -          194,088          -          (66.7%)
                Reduction       Stock
--------------------------------------------------------------------------------------------------------------------------


    b. Plans for Capital Change   N/A

    c. Convertible Bond

                                                                           (Unit: 1,000 won, shares)
-----------------------------------------------------------------------------------------------------
                                                 5TH                   20TH
              CLASSIFICATION               CONVERTIBLE BOND      CONVERTIBLE BOND          TOTAL
-----------------------------------------------------------------------------------------------------
               Issue Date                      7/27/00               3/21/02
-----------------------------------------------------------------------------------------------------
            Total Face Value                 100,000,000             952,500
-----------------------------------------------------------------------------------------------------
         Bond Allocation Method           Private Placement      Public Offering
-----------------------------------------------------------------------------------------------------
            Exercise Period                7/27/01~7/26/03       6/22/02~2/21/05
-----------------------------------------------------------------------------------------------------
    Conversion        Conversion Ratio
    Conditions        Conversion Value        Won 3,408             Won 2,500
-----------------------------------------------------------------------------------------------------
      Types of Convertible Shares            Common Stock          Common Stock
-----------------------------------------------------------------------------------------------------
   Converted CB         Bond Amount
                        Shares Issued
-----------------------------------------------------------------------------------------------------
 Non-Converted CB       Bond Amount          100,000,000             952,500             100,952,500
                      Remaining Shares        29,342,724             381,000              29,723,724
                                                Note 1
-----------------------------------------------------------------------------------------------------
                   Remark
-----------------------------------------------------------------------------------------------------


    d. Bond with Warrants (BW)

                                                                                          (Unit: Won, Shares)
-------------------------------------------------------------------------------------------------------------
                                                   4TH
                                                    BW             17TH             18TH
              CLASSIFICATION                     (NOTE 1)           BW               BW             TOTAL
-------------------------------------------------------------------------------------------------------------
                 Issue Date                     1999.6.21        2001.1.26       2001.1.26            -
-------------------------------------------------------------------------------------------------------------
              Total Face Value                  60,000,000      59,200,000       59,200,000      178,400,000
-------------------------------------------------------------------------------------------------------------
           Bond Allocation Method                Private          Private         Private             -
                                                Placement        Placement       Placement
-------------------------------------------------------------------------------------------------------------
        Exercise Period of Warrants          1/1/01 - 6/20/39    1/27/01 -       1/27/01 -            -
                                                                 1/26/06         1/26/06
-------------------------------------------------------------------------------------------------------------
Warrant Exercise    Exercise Rate (Against         100%            100%             100%              -
   Conditions            Face Value)
-------------------------------------------------------------------------------------------------------------
                        Exercise Price          Won 24,234       Won 3,408       Won 3,408            -
-------------------------------------------------------------------------------------------------------------
         Type of Exercisable Shares            Common Stock    Common Stock     Common Stock          -
-------------------------------------------------------------------------------------------------------------
  Exercised BW           Bond Amount            60,000,000      59,200,000-      59,200,000     178,400,000
                         Shares Issued              -                -           11,840,000      11,840,000
-------------------------------------------------------------------------------------------------------------
 Unexercised BW          Bond Amount                -                -               -                -
                       Remaining Shares         2,475,860       17,370,892       8,685,446       28,532,198
-------------------------------------------------------------------------------------------------------------
                   Remark                           -                -               -                -
-------------------------------------------------------------------------------------------------------------


    - (Note 1) The 4th BW was separately paid by bonds and warrants on September 16, 1999 in early basis, and as of December 31, 2002, unexercised BW are remaining as above.

    e. Investment in Kind   N/A

    4. TOTAL NUMBER OF SHARES

    a. Total Number of Shares

                                                                                         (As of Sep. 30, 2003)
--------------------------------------------------------------------------------------------------------------
 TOTAL NUMBER OF SHARES TO BE ISSUED      TOTAL NUMBER OF SHARES ISSUED     TOTAL NUMBER OF SHARES NOT ISSUED
--------------------------------------------------------------------------------------------------------------
             400,000,000                           77,635,260                          322,364,740
--------------------------------------------------------------------------------------------------------------

    b. Details of Shares Issued

                                                                                         (As of Sep. 30, 2003)
[Par Value Per Share:            Won 2,500]                                          (Unit: 1,000 won, shares)
--------------------------------------------------------------------------------------------------------------
    CLASSIFICATION             TYPE              SHARES ISSUED        TOTAL PAR VALUE           REMARK
--------------------------------------------------------------------------------------------------------------
      Registered           Common Stock           77,635,260            194,088,150
--------------------------------------------------------------------------------------------------------------
                 Total                            77,635,260            194,088,150
--------------------------------------------------------------------------------------------------------------

    c. Purchase and Sale of Treasury Shares

     (1) Purchase and sale of treasury shares excluding stock retirement.


(As of September 30, 2003)                                                           (Unit: 1,000 won, shares)
--------------------------------------------------------------------------------------------------------------
                                                           ACQUISITION
  ACQUISITION DATE        TYPE        NUMBER OF SHARES       AMOUNT                     REMARK
--------------------------------------------------------------------------------------------------------------
      10/18/02        Common Stock        429,753            375,604       Exercised rights to subscribe for
                                                                           shares following the transfer of
                                                                                  leased line assets.
--------------------------------------------------------------------------------------------------------------
      12/27/02        Common Stock          6,349             16,647           Fractional shares from the
                                                                               three-for-one stock split
--------------------------------------------------------------------------------------------------------------
                 Total                    436,102            392,251
--------------------------------------------------------------------------------------------------------------

    d. Treasury Stock Fund   N/A

    e. Stock Option


      [As of June 30, 2003]                                                                 (Unit: won, shares)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     RECENT
                                NAME OF               NUMBER OF   NUMBER OF   NUMBER OF                           STOCK PRICE
                                PERSON     TYPE OF      SHARES     SHARES    SHARES NOT    EXERCISE    EXERCISE     (PUBLIC
 DATE GRANTED   RELATIONSHIP    GRANTED     SHARES     GRANTED    EXERCISED   EXERCISE      PERIOD       PRICE       PRICE)  REMARK
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      $0.15
                                                                                                                     (NASDAQ
   8/20/99       Registered                Common                                           2002.8.21-               Closing
                   Member     Lee YongTeh   Stock       800,000        -        800,000     2009.8.20     21,312      Price)
------------------------------------------------------------------------------------------------------------------------------------
   8/20/99       Registered    Kim Jong    Common       270,000        -        270,000         "           "           "
------------------------------------------------------------------------------------------------------------------------------------


      [As of June 30, 2003]                                                                 (Unit: won, shares)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     RECENT
                                NAME OF               NUMBER OF   NUMBER OF   NUMBER OF                           STOCK PRICE
                                PERSON     TYPE OF      SHARES     SHARES    SHARES NOT    EXERCISE    EXERCISE     (PUBLIC
 DATE GRANTED   RELATIONSHIP    GRANTED     SHARES     GRANTED    EXERCISED   EXERCISE      PERIOD       PRICE       PRICE)  REMARK
------------------------------------------------------------------------------------------------------------------------------------
                   Member         Gil       Stock
------------------------------------------------------------------------------------------------------------------------------------
   8/20/99       Registered   Kim Do Jin   Common       210,000        -        210,000         "           "           "
                   Member                   Stock
------------------------------------------------------------------------------------------------------------------------------------
   8/20/99       Registered    Yu Bu Ung   Common       130,000        -        130,000         "           "           "
                   Member                   Stock
------------------------------------------------------------------------------------------------------------------------------------
   8/20/99       Registered    Kim Jong    Common       150,000        -        150,000         "           "           "
                   Member         Mun       Stock
------------------------------------------------------------------------------------------------------------------------------------
   8/20/99       Registered   Park Hyeon   Common       130,000        -        130,000         "           "           "
                   Member         Je        Stock
------------------------------------------------------------------------------------------------------------------------------------
   8/20/99       Registered      Ok In     Common       110,000        -        110,000         "           "           "
                   Member       Cheong      Stock
------------------------------------------------------------------------------------------------------------------------------------
   8/20/99       Registered    Lee Yong    Common       110,000        -        110,000         "           "           "
                   Member         Hae       Stock
------------------------------------------------------------------------------------------------------------------------------------
   8/20/99       Registered   Alex Vieux   Common       30,000         -        30,000          "           "           "
                   Member                   Stock
------------------------------------------------------------------------------------------------------------------------------------
   8/20/99       Registered   Park Won Ho  Common       60,000         -        60,000          "           "           "
                   Member                   Stock
------------------------------------------------------------------------------------------------------------------------------------
   8/20/99      Unregistered   Cheon Oi    Common       50,000         -        50,000          "           "           "
                   Member        Deuk       Stock
------------------------------------------------------------------------------------------------------------------------------------
   8/20/99      Unregistered    Jin Mun    Common       40,000         -        40,000          "           "           "
                   Member        Yong       Stock
------------------------------------------------------------------------------------------------------------------------------------
                               Kwon Min
   8/20/99        Employee    Gi and 182   Common       869,000        -        869,000         "           "           "
                                others      Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/24/00       Registered     Lee Jae    Common       210,000        -        210,000    2003.3.25-
                   Member        Hyeon      Stock                                          2010.3.24      48,400        "
------------------------------------------------------------------------------------------------------------------------------------
   3/24/00       Registered    Lim Chang   Common       100,000        -        100,000         "           "           "
                   Member         Mu        Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/24/00       Registered     Kim Se     Common       18,000         -        18,000          "           "           "
                   Member        Hwan       Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/24/00      Unregistered   Lee Gang    Common       50,000         -        50,000          "           "           "
                   Member         Woo       Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/24/00       Registered    Kim Yong    Common       50,000         -        50,000          "           "           "
                   Member         Hoi       Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/24/00       Registered    John Moo    Common       30,000         -        30,000          "           "           "
                   Member                   Stock
------------------------------------------------------------------------------------------------------------------------------------
                                 Gang
                               Gyeong Su   Common
   3/24/00        Employee      and 193     Stock      707,500        -        707,500         "           "           "
                                others
------------------------------------------------------------------------------------------------------------------------------------
   3/27/01       Registered     Lee Jae    Common       200,000        -        200,000   2004.3.28-
                   Member        Hyeon      Stock                                         2011.3.27       7,200         "
------------------------------------------------------------------------------------------------------------------------------------
   3/27/01       Registered    Lim Chang   Common       175,000        -        175,000         "           "           "
                   Member         Mu        Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/27/01       Registered     Kim Se     Common       100,000        -        100,000         "           "           "
                   Member        Hwan       Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/27/01      Unregistered    Jin Mun    Common       80,000         -        80,000          "           "           "
                   Member        Yong       Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/27/01      Unregistered  Kim Yu Jong  Common       70,000         -        70,000          "           "           "
                   Member                   Stock
------------------------------------------------------------------------------------------------------------------------------------


      [As of June 30, 2003]                                                                 (Unit: won, shares)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     RECENT
                                NAME OF               NUMBER OF   NUMBER OF   NUMBER OF                           STOCK PRICE
                                PERSON     TYPE OF      SHARES     SHARES    SHARES NOT    EXERCISE    EXERCISE     (PUBLIC
 DATE GRANTED   RELATIONSHIP    GRANTED     SHARES     GRANTED    EXERCISED   EXERCISE      PERIOD       PRICE       PRICE)  REMARK
------------------------------------------------------------------------------------------------------------------------------------
   3/27/01      Unregistered  Park Ju Man  Common       70,000         -        70,000          "           "           "
                   Member                   Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/27/01      Unregistered  Kwon Yeong   Common       50,000         -        50,000          "           "           "
                   Member         Won       Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/27/01      Unregistered      Lim      Common       50,000         -        50,000          "           "           "
                   Member     ByeongTaek    Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/27/01      Unregistered   Park Gyu    Common       50,000         -        50,000          "           "           "
                   Member         Bae       Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/27/01       Registered   Alex Vieux   Common       20,000         -        20,000          "           "           "
                   Member                   Stock
------------------------------------------------------------------------------------------------------------------------------------
   3/27/01       Registered    John Moo    Common       20,000         -        20,000          "           "           "
                   Member                   Stock
------------------------------------------------------------------------------------------------------------------------------------
                               Gang Sin
   3/27/01       Employees     Bong and    Common      1,024,000       -       1,024,000        "           "           "
                              310 others    Stock
------------------------------------------------------------------------------------------------------------------------------------
    Total                                             6,033,500       -       6,033,500
------------------------------------------------------------------------------------------------------------------------------------

    * The number of holding shares may vary as a result of the capital reduction on December 27, 2002.

    f. Employee Stock Ownership Association

                                                                                           (Unit: won, shares)
---------------------------------------------------------------------------------------------------------------
                                BEGINNING
       TYPE OF SHARES            BALANCE         INCREASE        DECREASE      ENDING BALANCE      REMARK
---------------------------------------------------------------------------------------------------------------
  Registered Common Stocks       20,397             0              2,946           17,451
---------------------------------------------------------------------------------------------------------------
           Total                 20,397             0              2,946           17,451
---------------------------------------------------------------------------------------------------------------

     5. VOTING RIGHTS


     [As of Sep 30, 2003]                                                                       (Unit: shares)
---------------------------------------------------------------------------------------------------------------
                          CLASSIFICATION                             NUMBER OF SHARES           REMARK
---------------------------------------------------------------------------------------------------------------
1. Shares with voting rights [a-b]                                     [77,199,158]
---------------------------------------------------------------------------------------------------------------
 a. Total number of shares issued by the Company                        77,635,260
---------------------------------------------------------------------------------------------------------------
 b. Shares without voting rights                                          436,102           Treasury Shares
---------------------------------------------------------------------------------------------------------------
2. Shares with limited voting rights[a+b+c+d]                             [    ]
---------------------------------------------------------------------------------------------------------------
 a. Restricted by Commercial Law
---------------------------------------------------------------------------------------------------------------
 b. Restricted by Securities and Exchange Law
---------------------------------------------------------------------------------------------------------------
 c. Restricted by Monopoly Regulation and Fair Trade Law
---------------------------------------------------------------------------------------------------------------
 d. Restricted by other applicable laws
---------------------------------------------------------------------------------------------------------------
3. Shares with restored voting rights                                     [    ]
---------------------------------------------------------------------------------------------------------------
          Shares with exercisable voting rights [1-2+3]                [77,199,158]
---------------------------------------------------------------------------------------------------------------

    6. DIVIDEND INFORMATION

    a. Dividend in Recent 5 Years


    [Par Value per Share:    Won  2,500]                                                   (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------------------
                    CLASSIFICATION                         7TH          6TH          5TH          4TH          3RD
--------------------------------------------------------------------------------------------------------------------------
                      Net Profit                         -324,557     -241,336     -209,702     -55,407        387
--------------------------------------------------------------------------------------------------------------------------


    [Par Value per Share:    Won  2,500]                                                   (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------------------
                    CLASSIFICATION                         7TH          6TH          5TH          4TH          3RD
--------------------------------------------------------------------------------------------------------------------------
                   EPS (Won/Share)                        -5,638       -2,502       -2,914        -999          15
--------------------------------------------------------------------------------------------------------------------------
                   Dividend Payable                         -            -            -            -            -
--------------------------------------------------------------------------------------------------------------------------
                Dividend Payout Ratio                       -            -            -            -            -
--------------------------------------------------------------------------------------------------------------------------
                    a. Dividends
Dividend  Cash       Per Share
 Details  Dividend         (Won)  Lg    Common Stock        -            -            -            -            -
                                        ----------------------------------------------------------------------------------
                                        Preferred Share
                                  ----------------------------------------------------------------------------------------
                                  Sm    Common Stock        -            -            -            -            -
                                        ----------------------------------------------------------------------------------
                                        Preferred Share
                    ------------------------------------------------------------------------------------------------------
                    b. Dividend
                       Total Amt.
                         (Won)    Lg    Common Stock        -            -            -            -            -
                                        ----------------------------------------------------------------------------------
                                        Preferred Share
                                  ----------------------------------------------------------------------------------------
                                  Sm    Common Stock        -            -            -            -            -
                                        ----------------------------------------------------------------------------------
                                        Preferred Share
                    ------------------------------------------------------------------------------------------------------
                    c. Market
                       Price
                        Dividend
                       Ratio      Lg    Common Stock        -            -            -            -            -
                        (%)             ----------------------------------------------------------------------------------
                                        Preferred Share
                                  ----------------------------------------------------------------------------------------
                                  Sm    Common Stock        -            -            -            -            -
                                        ----------------------------------------------------------------------------------
                                        Preferred Share
          ----------------------------------------------------------------------------------------------------------------
                    a. Share
                        Dividend
          Share        Ratio
          Dividend        (%)     Lg    Common Stock        -            -            -            -            -
                                        ----------------------------------------------------------------------------------
                                        Preferred Share
                                  ----------------------------------------------------------------------------------------
                                  Sm    Common Stock        -            -            -            -            -
                                        ----------------------------------------------------------------------------------
                                        Preferred Share
                    ------------------------------------------------------------------------------------------------------
                    b. Per Share
                        Dividend
                         No. of
                       Shares     Lg    Common Stock        -            -            -            -            -
                       (shares)         ----------------------------------------------------------------------------------
                                        Preferred Share
                                  ----------------------------------------------------------------------------------------
                                  Sm    Common Stock        -            -            -            -            -
                                        ----------------------------------------------------------------------------------
                                        Preferred Share
--------------------------------------------------------------------------------------------------------------------------
              Net Assets Per Share (Won)                    -            -            -            -            -
--------------------------------------------------------------------------------------------------------------------------
           Ordinary Income Per Share (Won)                  -            -            -            -            -
--------------------------------------------------------------------------------------------------------------------------

    b. Participating Bond   N/A

                              II. BUSINESS CONTENTS

    1. BUSINESS OUTLINE

    a. Industry Status

    (1) Industry Characteristics

    In the past, the telecommunication services industry was more or less limited to providing telephone and telegraphic services. However, in the wake of rapid technological advancements in fiber optic telecommunication, wireless technologies, Internet related systems and software, telecommunication services continue to expand with the integration of wired and wireless services, convergence of telecommunication and broadcasting services and coupling of voice, data and video services.

    It is becoming more and more difficult to predict the ever-accelerating changes in the upcoming info-communication technologies and services that are fueled by fast-spreading Internet. The changes brought by rapid progress in the fusion, integration and systematization of technologies, and high-tech info-communication systems using these new sets of technologies are now having a dramatic influence on our education, culture and society.

    Under these circumstances, the characteristics and trend of today's info-telecommunications can be summarized as follows:

     o    The Internet is leading the 21st century telecommunications

     o    Integration of wired and wireless services

     o    Convergence of telecommunication and broadcasting services

    (2) Growth Potentials

     Despite the downturn of the telecommunications market due to the stagnant economy, there were over four million Internet subscribers in 2000, which can be said to be the first year of Internet use in Korea. By 2002, the number had increased significantly to 10 million. As the Internet became an indispensable part of daily life, increasing number of home and small offices are demanding for large capacity multimedia services. Accordingly, many service providers have developed various value added services and are now introducing new services with larger data transmission capacities including VDSL.

    <Current and Prospective Number of High Speed Internet Users in Korea>


        (Unit: Million)
--------------------------------------------------------------------------------------------------------------------------
       2000               2001               2002              2003              2004               2005
--------------------------------------------------------------------------------------------------------------------------
        3.9                7.8               9.7               11.4              12.3               12.9
--------------------------------------------------------------------------------------------------------------------------

    Data: Merrill Lynch

    (3) Effect of Economic Downturns

    The high-speed internet service market, catering mostly the households, is doubtlessly affected by economic cycles, as economic downturns influence spending habits among families. Notwithstanding this, the Internet is becoming a necessity for many families rather than a luxury, being a channel for useful information and presenting money-saving opportunities through Internet shopping. This market is thus relatively less affected by economic cycles than other sectors.

    (4) Competition Factors

    Korea's super-high-speed Internet service sector, brought to existence by Thrunet's service launch in July 1998, is now a fiercely competitive arena with contenders such as Korea Telecom and Hanaro Telecom as well as later entrants including Dreamline and Onse Telecom

    As the subscriber growth curve is gradually leveling off, strategic marketing is more crucial than ever for service providers' competitive edge as well as for their survival. Competitiveness in areas including pricing, service quality and additional service features has become the deciding factor.

    (5) Applicable Laws and Regulations and Government Regulations

    Telecommunication Basic Law, the Telecommunications Business Act, and the Broadcasting Act.

    b. Company Overview

    (1) Operation Outlook and Business Areas

    (a) Operation Outlook

    In July 1996, Thrunet was designated as a leased line services provider by the Ministry of Information and Communication. It started its commercial service in July 1997. In July 1998, it launched its first high-speed internet service via cable television network in collaboration with KEPCO and Microsoft. In October 2002, in order to enhance its financial structure and to focus its resources on the high-speed internet business, promising higher growth and profitability, the Company sold its leased line related assets to SK Global.

    Thrunet's high-speed internet service is a broadband service mainly based on HFC-type cable TV networks. In March 2001, the Company started to provide DSL connection to apartment areas, where CATV network connection was unavailable. The HFC networks provided by Thrunet consist of three distinct networks: leased networks from Powercomm and SO, and networks owned by the Company. As of June, 2003, its home pass rate reached 8.5 million households.

    Subscribers are mostly attracted through its customer centers and independent dealers. As of the end of June 2003, the total number of subscribers recorded was 1,289,839 (ID). In the face of the intensifying competition among service providers, from the second quarter of 2002, Thrunet has been carrying out operation reform initiatives for profitability enhancement, consisting of moving towards a more conservative approach, settling delinquent customer accounts and curbing promotional spending.

    (b) Classification of Business Areas for Public Announcement

    - Value-added Telecommunication Service: High Speed Internet Service

    o Status by Business Area

         Business Area                           Service                                         Remark
--------------------------------------------------------------------------------------------------------------------------
 Value-added Telecommunication     High Speed Internet Access Services         Internet Access Service Using HFC Network
            Services
--------------------------------------------------------------------------------------------------------------------------


    (2) Market Share Ratio (As of September 2003)

         CLASSIFICATION                          COMPANY                        NUMBER OF SUBSCRIBER
--------------------------------------------------------------------------------------------------------------------------
   High Speed Internet Service                     KT                                5,524,9444
                                        ----------------------------------------------------------------------------------
                                             Hanaro Telecom                          2,975,338
                                        ----------------------------------------------------------------------------------
                                                 Thrunet                             1,290,938
                                        ----------------------------------------------------------------------------------
                                              Onse Telecom                            446,614
                                        ----------------------------------------------------------------------------------
                                                DreamLine                             161,375
                                        ----------------------------------------------------------------------------------
                                                  Dacom                               194,798
--------------------------------------------------------------------------------------------------------------------------

    Source : MIC


    (3) Market Characteristics

    Majority of broadband Internet users are home users and SOHOs (Small Offices and Home Offices) and with market oversupply since 2002, price and advertisement competition among broadband Internet providers is fiercer than ever. Accordingly, new services including VDSL are being developed and introduced in the market ahead of schedule.

    (4) Contents and Prospects of New Services   N/A

    (5) Organizational Structure   N/A

    2. MAIN PRODUCTS AND MATERIALS

    a. Status of Major Products

                                                                                    (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
       BUSINESS AREA          SALES TYPE     PRODUCT         SPECIFIC USE        BRAND     SALES AMT. (RATIO)
---------------------------------------------------------------------------------------------------------------
 Broadband Internet Service    Service       Thrunet       Internet Access    Multi Plus     96,081 (100%)
                                             Service       Service
---------------------------------------------------------------------------------------------------------------

    b. Price Changes of Main Products

                                                                                                   (Unit: Won)
---------------------------------------------------------------------------------------------------------------
              CATEGORY                      7TH ANNUAL              6TH ANNUAL               5TH ANNUAL
---------------------------------------------------------------------------------------------------------------
 High Speed          Premium                  38,000                  38,000                   38,000
---------------------------------------------------------------------------------------------------------------

                                                                                                   (Unit: Won)
-----------------------------------------------------------------------------------------------------------------
              CATEGORY                      7TH ANNUAL              6TH ANNUAL               5TH ANNUAL
-----------------------------------------------------------------------------------------------------------------
  Internet            Saver                   34,000                  34,000                   34,000
               --------------------------------------------------------------------------------------------------
                      Light                   29,000                  29,000                     -
               --------------------------------------------------------------------------------------------------
                    Line Plus              2 IP: 58,000            2 IP: 58,000                  -
                                           3 IP: 99,000            3 IP: 99,000
               --------------------------------------------------------------------------------------------------
               Special/For Offices            99,000                  99,000                   99,000
                 (3 IPs Standard)
               --------------------------------------------------------------------------------------------------
                 Multi Plus Light             29,000                  29,000                   29,000
               --------------------------------------------------------------------------------------------------
                     ADSL Neo                 28,000                  28,000                     -
               --------------------------------------------------------------------------------------------------
                                      Apt./House/Duplex: Won  Apt./House/Duplex: Won
                                         36,000 (VAT not          36,000 (VAT not      Apt./House/Duplex: Won
                                      included/subscription    included/subscription    40,000 (subscription
                 Installation Fee        system included)        system included)         system included)     :
                                     Building/Office-Tel/Store Building/Office-Tel/Stor Building/Office-Tel/Store
                                       Won 90,000 (VAT not      Won 90,000 (VAT not         Won 100,000
                                            included)                included)
               --------------------------------------------------------------------------------------------------
                                      No Contract: Won 9,000  No Contract: Won 9,000
                 Modem    Cable         1 Year: Won 4,500        1 Year: Won 4,500
              Rental Fee  Internet      3 Year: Won 3,000        3 Year: Won 3,000           Won 5,000
                          ---------------------------------------------------------------------------------------
                             ADSL     No Contract: Won 9,000  No Contract: Won 9,000            N/A
                                        1 Year: Won 3,000        1 Year: Won 3,000
-----------------------------------------------------------------------------------------------------------------


    (1) Calculation Basis

    Based on the price range of each main product

    (2) Reasons for Major Price Changes   N/A

c. Status of Main Materials   N/A

d. Price Changes of Main Materials   N/A

3. PRODUCTION AND FACILITIES

    a. Production Capacity and Calculation Basis of Production Capacity   N/A

    b. Production Performance and Operation Ratio   N/A

    c. Status of Production Facilities

    (1) Status of Production Facilities

[Property Type: Land]                                                               (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
                                                             GAIN/LOSS                      ENDING
             FORM OF                         BEGINNING  -------------------                 BOOK
 OFFICE     OWNERSHIP   LOCATION    CLASS   BOOK VALUE  INCREASE   DECREASE  AMORTIZATION   VALUE     REMARK
---------------------------------------------------------------------------------------------------------------
 IDC, etc.  Registered  Seocho-gu     -       12,252                                       12,252
---------------------------------------------------------------------------------------------------------------
                   Total                      12,252                                       12,252
---------------------------------------------------------------------------------------------------------------

[Property Type: Building]                                                           (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------


                                                             GAIN/LOSS                      ENDING
             FORM OF                         BEGINNING  -------------------                 BOOK
 OFFICE     OWNERSHIP   LOCATION    CLASS   BOOK VALUE  INCREASE   DECREASE  AMORTIZATION   VALUE     REMARK
---------------------------------------------------------------------------------------------------------------
  Company
 Housing,
   etc.     Registered  Seocho-gu     -       16,271                              99        16,172
---------------------------------------------------------------------------------------------------------------
                   Total                      16,271                              99        16,172
---------------------------------------------------------------------------------------------------------------

[Property Type: Systems]                                                            (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
                                                             GAIN/LOSS                      ENDING
             FORM OF                         BEGINNING  -------------------                 BOOK
 OFFICE     OWNERSHIP   LOCATION    CLASS   BOOK VALUE  INCREASE   DECREASE  AMORTIZATION   VALUE     REMARK
---------------------------------------------------------------------------------------------------------------
 Main
  Office
 Building,
   etc.     Registered  Nationwide     -       269,817       3,555             20,681       252,690
---------------------------------------------------------------------------------------------------------------
                   Total                       269,817       3,555             20,681       252,690
---------------------------------------------------------------------------------------------------------------


[Property Type: Communication Line]                                                 (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
                                                             GAIN/LOSS                      ENDING
             FORM OF                         BEGINNING  -------------------                 BOOK
 OFFICE     OWNERSHIP   LOCATION    CLASS   BOOK VALUE  INCREASE   DECREASE  AMORTIZATION   VALUE     REMARK
---------------------------------------------------------------------------------------------------------------
 Main
  Office
 Building,
   etc.      Registered  Nationwide     -       120,856                         4,360       116,496
---------------------------------------------------------------------------------------------------------------
                    Total                       120,856                         4,360       116,496
---------------------------------------------------------------------------------------------------------------


[Property Type: Tools and Equipment]                                                (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
                                                             GAIN/LOSS                      ENDING
             FORM OF                         BEGINNING  -------------------                 BOOK
 OFFICE     OWNERSHIP   LOCATION    CLASS   BOOK VALUE  INCREASE   DECREASE  AMORTIZATION   VALUE     REMARK
---------------------------------------------------------------------------------------------------------------
 Main
  Office
 Building,
   etc.     Self Owned  Nationwide     -         959                               61          898
---------------------------------------------------------------------------------------------------------------
                   Total                         959                               61          898
---------------------------------------------------------------------------------------------------------------


[Property Type: Office Fixtures and Supplies]                                       (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
                                                             GAIN/LOSS                      ENDING
             FORM OF                         BEGINNING  -------------------                 BOOK
 OFFICE     OWNERSHIP   LOCATION    CLASS   BOOK VALUE  INCREASE   DECREASE  AMORTIZATION   VALUE     REMARK
---------------------------------------------------------------------------------------------------------------
 Main
  Office
 Building,
   etc.     Self Owned  Nationwide     -        1,781                    21       265         1,495
---------------------------------------------------------------------------------------------------------------
                   Total                        1,781                    21       265         1,495
---------------------------------------------------------------------------------------------------------------


[Property Type: Buildings Under Construction]                                       (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
                                                             GAIN/LOSS                      ENDING
             FORM OF                         BEGINNING  -------------------                 BOOK
 OFFICE     OWNERSHIP   LOCATION    CLASS   BOOK VALUE  INCREASE   DECREASE  AMORTIZATION   VALUE     REMARK
---------------------------------------------------------------------------------------------------------------
 Main
  Office
 Building,
   etc.     Self Owned  Nationwide     -        5,088                3,532                    1,556
---------------------------------------------------------------------------------------------------------------
                   Total                        5,088                3,532                    1,556
---------------------------------------------------------------------------------------------------------------

[Property Type: Lease Properties]                                                   (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
                                                             GAIN/LOSS                      ENDING
             FORM OF                         BEGINNING  -------------------                 BOOK
 OFFICE     OWNERSHIP   LOCATION    CLASS   BOOK VALUE  INCREASE   DECREASE  AMORTIZATION   VALUE     REMARK
---------------------------------------------------------------------------------------------------------------
 Main
  Office
 Building,
   etc.     Self Owned  Nationwide     -       11,084                           1,883        9,201
---------------------------------------------------------------------------------------------------------------
                   Total                       11,084                           1,883        9,201
---------------------------------------------------------------------------------------------------------------



(2) Plans for Building/Purchasing Facilities   N/A

    4. SALES

    a. Sales Performance

                                                                                    (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
                    FORM OF                                                  7TH 3 Q               7TH
  BUSINESS AREA      SALES            ITEM               8TH 3 Q          (ACCUMULATED)         (ANNUAL)
---------------------------------------------------------------------------------------------------------------
Supplementary      Service    Broadband  Domestic        96,081              327,582             425,570
Telecommunication              Internet  ----------------------------------------------------------------------
                                          Total          96,081              327,582             425,570
---------------------------------------------------------------------------------------------------------------
                 Total                    Export
                                         ----------------------------------------------------------------------
                                         Domestic        96,081              327,582             425,570
                                         ----------------------------------------------------------------------
                                           Total         96,081              327,582             425,570
---------------------------------------------------------------------------------------------------------------

    b. Sales Channels and Methods

    (1) Sales Organizations

      o Company Marketing Team, Independent Dealer, SO, Customer Support Center

    (2) Sales Channels

        (a) Accept applications through Internet, Call Center, SO in each region and independent dealer.

        (b) CIS (Customer Information System) input -- Screen minors and credibility status

        (c) Confirm service areas

        (d) Register customer' installation request for CIS

        (e) Inquire installation information and give installation orders to each sales agency

        (f) Check and complete installation schedule from relevant installation companies

    (3) Sales Methods and Conditions

     o Cash only for service fees

     o Fee programs

        See `II. Contents of Business - 2. Refer to `b. Price Changes of Main Products' for main products and materials'

    (4) Sales Strategy

     o Concentrate on increasing services

       - Propose sales promotion programs to increase the number of subscribers

       - Strengthen direct/indirect sales capacity by promoting distribution agencies in each region

     o Improve AS and CS support systems to improve the quality of services

     o Offer various rate systems and develop new value-added products meeting customer needs

     o Business coalition (Giro, automatic payment, credit card payment, etc) for win-win strategy

    5. ORDERS RECEIVED   N/A

    6. DERIVATIVE PRODUCTS

    a. Foreign Exchange Position by Currency Type

                                                                                              (Unit: USD1,000)
---------------------------------------------------------------------------------------------------------------
                                                                          SPOT POSITION
                                                                ---------------------------------
    COUNTRY       CURRENCY    CURRENCY SIGN                     SPOT FOREIGN CURRENCY LIABILITIES
---------------------------------------------------------------------------------------------------------------
      USA          Dollar          USD                                       11,073
---------------------------------------------------------------------------------------------------------------

     b. Foreign Exchange Risk Management   N/A

7. MATERIAL AGREEMENT

    a. Material Agreement


                     Contract Content                        Contractor        Contract Date (Term)
-------------------------------------------------------------------------------------------------------
  Agreement on Provision of International Private Lines     Onse Telecom             03.07.02
-------------------------------------------------------------------------------------------------------
 Agreement on Lease and Use of Domestic and International      DACOM            07.01.02/07.16.02
                      Internet Lines
-------------------------------------------------------------------------------------------------------
    Asset Sale Agreement between Thrunet and Powercomm       Powercomm               07.31.02
-------------------------------------------------------------------------------------------------------
                     Lease Agreement                            CKR                  08.16.02
-------------------------------------------------------------------------------------------------------
    Asset Sale Agreement between Thrunet and SK Global       SK Global               10.17.02
-------------------------------------------------------------------------------------------------------
     Agreement on Supply and Use of Telecommunication        Powercomm          02.27.01/02.26.04
                        Facilities
-------------------------------------------------------------------------------------------------------
Agreement on mutual cooperation in value-added                  SO               It differs by SO
telecommunication services
-------------------------------------------------------------------------------------------------------

    b. Derivative Product Trade

    (1) Derivative Product Trade in Foreign Currency   N/A

    (2) Derivative Product Trade in Korean Won   N/A

    c. Business Acquisition/Transfer Agreement   N/A

8. R&D

    a. Summary of R&D

    (1) R&D Teams

        - Research Team (It consists of 13 persons)

    (2) R&D Cost

        - R&D Cost in 2000: Won 3,975 million

        - R&D Cost in 2001: Won 1,709 million

        - R&D Cost in 2002: Won 974 million

    b. R&D Performance


          Research Projects                 Starting Date          Research Period    Number of Participant
--------------------------------------------------------------------------------------------------------------
     Development of VDSL Service               2002.2                 10 Months                  5
--------------------------------------------------------------------------------------------------------------
 Development of Wireless Lan Service           2001.8                 12 Months                  6
--------------------------------------------------------------------------------------------------------------
     Development of VoIP Service               2002.2                 4 Months                   3
--------------------------------------------------------------------------------------------------------------
         Development of VPN                    2002.2                 4 Months                   2
--------------------------------------------------------------------------------------------------------------


    9. OTHER INFORMATION FOR INVESTMENT DECISIONS

    a. Funding Summary


[Domestic Funding]                                                                  (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------
           FUND RESOURCES             BEGINNING BALANCE   INCREASE (DECREASE)     ENDING BALANCE      REMARK
--------------------------------------------------------------------------------------------------------------
          Commercial Bank                  133,415                 0                 133,415
--------------------------------------------------------------------------------------------------------------
         Insurance Company                    0                    0                    0
--------------------------------------------------------------------------------------------------------------
       Financial Institutions               23,764                 0                  23,764
--------------------------------------------------------------------------------------------------------------
          Credit Companies                    0                    0                    0
--------------------------------------------------------------------------------------------------------------
        Mutual Savings Bank                   0                    0                    0
--------------------------------------------------------------------------------------------------------------
    Other Financing Institutions              0                    0                    0
--------------------------------------------------------------------------------------------------------------
  Total of Financial Institutions          157,179                 0                 157,179
--------------------------------------------------------------------------------------------------------------
      Corporate Bonds (Public)              45,952                 0                  45,952
--------------------------------------------------------------------------------------------------------------
     Corporate Bonds (Private)             231,452                 0                 231,452
--------------------------------------------------------------------------------------------------------------
Capital Increase with Consideration           0                    0                    0
--------------------------------------------------------------------------------------------------------------
      Asset-Backed Securities               48,619              (11,239)              37,380
--------------------------------------------------------------------------------------------------------------
               Others                         0                    0                    0
--------------------------------------------------------------------------------------------------------------
      Total of Capital Market              326,023              (11,239)             314,784
--------------------------------------------------------------------------------------------------------------
   Loans from shareholders, board             0                    0                    0
  members and affiliated companies
--------------------------------------------------------------------------------------------------------------
               Others                       1,000                  0                  1,000           Dacom
--------------------------------------------------------------------------------------------------------------
               Total                       482,202              (11,239)             470,963
--------------------------------------------------------------------------------------------------------------

(Note) Total corporate bonds issued during the term    Public:    Won  0 Million
                                                       Private:   Won  0 Million



[Overseas Fund]                                                                               (Unit: USD1,000)
---------------------------------------------------------------------------------------------------------------
         FUND RESOURCES             BEGINNING BALANCE    INCREASE (DECREASE)     ENDING BALANCE       REMARK
---------------------------------------------------------------------------------------------------------------
     Financial Institutions                                       0                     0
---------------------------------------------------------------------------------------------------------------
Foreign Shares (Corporate Bonds)          7,400                   0                   7,400
---------------------------------------------------------------------------------------------------------------
     Foreign Shares (Stocks)                                      0                     0
---------------------------------------------------------------------------------------------------------------
     Asset-Backed Securities                                      0                     0
---------------------------------------------------------------------------------------------------------------
             Others                       3,673                   0                   3,673
---------------------------------------------------------------------------------------------------------------
              Total                      11,073                   0                  11,073
---------------------------------------------------------------------------------------------------------------

    b. Asset-Backed Securities

    (1) Asset Transfer Agreement/ Trust Agreement

                                                                                    (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
                 CONTRACTING PARTNERS
  ---------------------------------------------                                        TRANSFER/TRUST AMOUNT
  ASSIGNOR/CONSIGNOR         ASSIGNEE/CONSIGNEE             TRANSFER/TRUST DATE          (AMOUNT ASSESSED)
---------------------------------------------------------------------------------------------------------------


                                                                                    (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
                 CONTRACTING PARTNERS
  ---------------------------------------------                                        TRANSFER/TRUST AMOUNT
  ASSIGNOR/CONSIGNOR         ASSIGNEE/CONSIGNEE             TRANSFER/TRUST DATE          (AMOUNT ASSESSED)
---------------------------------------------------------------------------------------------------------------
       Thrunet                  Kookmin Bank                    2001.12.21
---------------------------------------------------------------------------------------------------------------
       Thrunet                    Powercomm                     2002.7.31                      45,000
---------------------------------------------------------------------------------------------------------------
       Thrunet          Korea Real Estate Investment            2002.7.24
---------------------------------------------------------------------------------------------------------------
       Thrunet                       CKR                        2002.8.9                       38,000
---------------------------------------------------------------------------------------------------------------
       Thrunet                    SK Global                     2002.6.26                     346,860
---------------------------------------------------------------------------------------------------------------

    (2) Asset Management Agreement   N/A

    c. Credit Rating in Past Three Years


     DATE        CAPITAL INCREASE FOR ASSESSMENT      CREDIT RATING     CREDIT RATING AGENCY     RATING TYPE
---------------------------------------------------------------------------------------------------------------
    6/28/02              Corporate Bond                   BB+                  NICE              Periodic
---------------------------------------------------------------------------------------------------------------
    2/28/02              Corporate Bond                   BB+                  NICE              Mandatory
---------------------------------------------------------------------------------------------------------------
    2/27/02              Corporate Bond                   BB+                  NICE              Mandatory
---------------------------------------------------------------------------------------------------------------
    1/3/01               Corporate Notes                  A3-                  NICE              Periodic
---------------------------------------------------------------------------------------------------------------
    5/31/00              Corporate Notes                  A3-                  NICE              Mandatory
---------------------------------------------------------------------------------------------------------------
    8/3/01               Corporate Bond                   BB+                  NICE              Periodic
---------------------------------------------------------------------------------------------------------------
    1/3/01               Corporate Bond                   BB+                  NICE              Occasional
---------------------------------------------------------------------------------------------------------------

    a. Other important items   N/A

                           III. FINANCIAL INFORMATION

    1. FINANCIAL SUMMARY

                                                              (Unit: In Millions of Won)
----------------------------------------------------------------------------------------
                                   8TH         7TH         6TH         5TH         4TH
 CLASSIFICATION                    3 Q        ANNUAL      ANNUAL      ANNUAL      ANNUAL
----------------                 -------     -------     -------     -------     -------
[Current Assets]                 115,949     175,082     258,870     113,637     241,203
----------------------------------------------------------------------------------------
 o Current Assets               115,949     175,082     258,870     113,637     241,203
----------------------------------------------------------------------------------------
 o Inventories                        0           0           0           0           0
----------------------------------------------------------------------------------------
[Fixed  Assets]                  465,510     573,888   1,436,109   1,309,098     692,099
----------------------------------------------------------------------------------------
 o Investment Assets             33,822      49,652     272,432     202,536     342,445
----------------------------------------------------------------------------------------
 o Tangible Assets              412,597     500,744   1,134,231   1,073,006     320,674
----------------------------------------------------------------------------------------
 o Intangible Assets             19,090      23,491      29,446      33,556      28,979
----------------------------------------------------------------------------------------
 o Deferred Assets                    0           0           0           0           0
----------------------------------------------------------------------------------------
        Total Assets             581,459     748,969   1,694,979   1,422,735     933,303
----------------------------------------------------------------------------------------
[Current Liabilities]            550,390     522,340     673,805     585,759     162,493
----------------------------------------------------------------------------------------
[Long-term Liabilities]          177,397     299,945     987,616     676,354     219,580
----------------------------------------------------------------------------------------
     Total Liabilities           727,787     822,285   1,661,421   1,262,112     382,073
----------------------------------------------------------------------------------------
[Shareholders' Equity]          -194,088     194,088     256,602     179,894     179,894
----------------------------------------------------------------------------------------
[Capital Surplus]               -159,298     546,723     264,340     263,612     264,773
----------------------------------------------------------------------------------------
 o Additional Paid-in Capital   159,298     159,328     264,340     263,612     264,770
----------------------------------------------------------------------------------------
 o Gains on Capital reduction         0     387,425           0           0           0
----------------------------------------------------------------------------------------
[Retained Earning]              -519,909    -834,198    -509,642    -268,305     -58,603
----------------------------------------------------------------------------------------
[Capital Adjustment]             -20,194     -20,040      22,258     -14,579     165,165
----------------------------------------------------------------------------------------
  Total Stockholders'  Equity   -146,328     -73,315      33,558     160,622     551,229
----------------------------------------------------------------------------------------
Revenues                          96,081     528,075     476,885     241,952      68,202
----------------------------------------------------------------------------------------
Operating Income                  -1,077     -11,023     -78,720    -153,460     -43,405
----------------------------------------------------------------------------------------
Ordinary Income                  -15,414    -318,760    -253,124    -209,120     -55,407
----------------------------------------------------------------------------------------
Net Income                       -15,414    -324,557    -241,336    -209,702     -55,407
----------------------------------------------------------------------------------------

     [(-) refers to minus]

    2. NOTES TO FINANCIAL STATEMENTS

    A. Basis of Presentation

    The financial statements of the Company were prepared in accordance with the Statement of Korea Accounting Standards and the Statement of Korea Accounting Standards No. 2 to No. 9, applicable for the fiscal years beginning after December 31, 2002.

    B. Violations of Corporate Accounting Standards

   (1) Violations Requiring Modification of Financial Statement   N/A

   (2) Violations Irrelevant to Modification of Financial Statement   N/A

    3. ACCOUNTING INFORMATION

    a. Allowance for Doubtful Account

    (1) Allowance for Doubtful Account for the Past Three Years

                                                                                        (Unit: Million Won, %)
--------------------------------------------------------------------------------------------------------------------------
                                                                     ALLOWANCE FOR
 CLASSIFICATION       ACCOUNT TITLE           TOTAL AMOUNT          DOUBTFUL ACCOUNT         RESERVE RATIO
--------------------------------------------------------------------------------------------------------------------------
     8th 3 Q         Trade Receivable            91,603                  28,002                 30.5%
--------------------------------------------------------------------------------------------------------------------------
       7th           Trade Receivable            81,449                  17,917                 22.0%
--------------------------------------------------------------------------------------------------------------------------
       6th           Trade Receivable            81,971                   8,327                 11.3%
--------------------------------------------------------------------------------------------------------------------------

    (2) Establishing Allowance for Bad Debts Related to Accounts Receivable

    As for current trade receivables on the date of balance sheet, the Company is establishing allowance for doubtful account based on actual bad debts experience in the past and estimated bad debts.

    (3) Trade Receivable by Term as of Quarter-End of This Year


                                                                                    (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------------------
                                LESS THAN 6     OVER 6 MONTHS      OVER 1 YEAR
      CLASSIFICATION               MONTHS     LESS THAN 1 YEAR  LESS THAN 3 YEARS   OVER 3 YEARS      TOTAL
--------------------------------------------------------------------------------------------------------------------------
 Amount         General            56,002          11,137            20,091            1,617         88,847
           ---------------------------------------------------------------------------------------------------------------
           Special Relevant
                Parties             625               5               2,217              0            2,756
           ---------------------------------------------------------------------------------------------------------------
                 Total             56,627          11,142            22,218            1,617         91,604
--------------------------------------------------------------------------------------------------------------------------
            Ratio                   67%              13%               26%               2%           100 %
--------------------------------------------------------------------------------------------------------------------------

    b. Large Asset Transfers of This Year   N/A

    c. Changes to Accounting Standards in the Past Five Years, And Reasons

    The Company were prepared in accordance with Statement of Korea Accounting Standards and Statement of Korea Accounting Standards No. 2 to No. 9, applicable for the fiscal years beginning after December 31, 2002.

    d. NOL Year in the Past Five Years and main reasons

        - NOL (Net Operating Loss) occurred in all tax years

    e. The year (and reasons) if the increase in the rate of net profit was over 30% compared to previous year or the Company's operating results turned
    positive from negative in the past five years.   N/A

    f. Evaluation of Unmarketable Equity Securities in Current Year


                                                                                 (Unit: In Millions of Won)
-----------------------------------------------------------------------------------------------------------
     Company Name                       Number of share         Cost          Book Value         Fair Value
-----------------------------------------------------------------------------------------------------------
Inbain                                      67,500               450               117               117
-----------------------------------------------------------------------------------------------------------
Hankyung.Com                               100,000               515               192               180
-----------------------------------------------------------------------------------------------------------
Multiplus                                      100                 1                 1                 1
-----------------------------------------------------------------------------------------------------------
Media Valley                                45,000               450               106               106
-----------------------------------------------------------------------------------------------------------
KI&X                                        10,000                50                79                50
-----------------------------------------------------------------------------------------------------------
Get-More Securities                        400,000             2,000             1,284             1,284
-----------------------------------------------------------------------------------------------------------
MIC99-7 Venture Capital Union #8               300             3,009             2,640             2,640
-----------------------------------------------------------------------------------------------------------
HeyAnita Korea                             313,600             1,568             1,010             1,010
-----------------------------------------------------------------------------------------------------------
Korea Cable TV Saeronet                    246,191             2,179             1,057             1,057
-----------------------------------------------------------------------------------------------------------
Powercomm                                   83,333             1,000               480             1,000
-----------------------------------------------------------------------------------------------------------
TG Venture Capital Union #5                      8               800               375               640
-----------------------------------------------------------------------------------------------------------


                                                                                 (Unit: In Millions of Won)
-----------------------------------------------------------------------------------------------------------
     Company Name                       Number of share         Cost          Book Value         Fair Value
-----------------------------------------------------------------------------------------------------------
Nowcom (Note 1)                          3,808,600            35,701             1,148             1,148
-----------------------------------------------------------------------------------------------------------
Korea Cable TV Ginam                       837,209            22,305            10,578            10,578
-----------------------------------------------------------------------------------------------------------
TG Edunet                                  480,000             2,400                --                --
-----------------------------------------------------------------------------------------------------------
Korea.com                               35,000,000            38,701                --                --
-----------------------------------------------------------------------------------------------------------
Total                                           --           111,129            19,067            19,811
-----------------------------------------------------------------------------------------------------------

Note 1. We sold all of Nowcom' securities on October 2, 2003.

    4. FINANCIAL STATEMENTS

    a. Balance Sheet
                                                Balance Sheet
                                         ---------------------------
                                         8th 3 Q , as of 2003. 9. 30
                                         7th     , as of 2002. 12.31
                                         6th     , as of 2002. 12.31


                                                                                    (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------------------
                         SUBJECT                                 8TH 3 Q           7TH ANNUAL         6TH ANNUAL
--------------------------------------------------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------------------------------------------------
I. Current Assets                                                      115,949             175,054           258,869
--------------------------------------------------------------------------------------------------------------------------
 (1) Current Assets                                                    115,949             175,054           258,869
--------------------------------------------------------------------------------------------------------------------------
   1. Cash and cash equivalents                                         37,474              38,186           121,755
--------------------------------------------------------------------------------------------------------------------------
   2. Short-term financial instrument                                    7,387              12,313            26,464
--------------------------------------------------------------------------------------------------------------------------
   3. Trade receivable                                         91,603              81,448           81,971
--------------------------------------------------------------------------------------------------------------------------
      Allowance for doubtful accounts                          28,002   63,601     17,916   63,532   8,327    73,643
--------------------------------------------------------------------------------------------------------------------------
   4. Short-term loans                                         13,900              20,733           12,547
--------------------------------------------------------------------------------------------------------------------------
      Allowance for doubtful accounts                          13,510  389,200     11,500    9,233       0    12,547
--------------------------------------------------------------------------------------------------------------------------
   5. Non-trade Receivable                                     23,928              74,555           13,833
--------------------------------------------------------------------------------------------------------------------------
      Allowance for doubtful accounts                          18,264              31,676               75
--------------------------------------------------------------------------------------------------------------------------
      Present Value Discount                                       68    5,595        274   42,604     371    13,385
--------------------------------------------------------------------------------------------------------------------------
   6. Accrued revenues                                            155               1,890            3,792
--------------------------------------------------------------------------------------------------------------------------
      Allowance for doubtful accounts                               0      155          0    1,890       0     3,792
--------------------------------------------------------------------------------------------------------------------------
   7. Prepaid expenses                                                     929               6,429             4,294
--------------------------------------------------------------------------------------------------------------------------
   8. Prepaid income tax                                                   416                 865               936
--------------------------------------------------------------------------------------------------------------------------
   9. Advance payment                                                                                          1,646
--------------------------------------------------------------------------------------------------------------------------
   Prepaid VAT                                                               0                   0               377
--------------------------------------------------------------------------------------------------------------------------
II. Fixed assets                                                       465,510             573,914         1,436.109
--------------------------------------------------------------------------------------------------------------------------
 (1) Investment assets                                                  33,822              49,679           272,432
--------------------------------------------------------------------------------------------------------------------------
   1. Long-term financial instrument                                        11                  16             2,016
--------------------------------------------------------------------------------------------------------------------------
   2. Marketable securities                                              8,332              10,591
--------------------------------------------------------------------------------------------------------------------------
   3. Investment in equity securities applied Equity
      method                                                            11,588              11,652
--------------------------------------------------------------------------------------------------------------------------
   4. Long-term loans                                           3,377              15,813           16,809
--------------------------------------------------------------------------------------------------------------------------
      Allowance for doubtful accounts                           2,348    1,029      2,728   13,085       0    16,809
--------------------------------------------------------------------------------------------------------------------------
   5. Long-term non-trade receivables                           1,184               2,118           18,519
--------------------------------------------------------------------------------------------------------------------------
      Present value discount                                      206      978        215    1,903     490    18,029
--------------------------------------------------------------------------------------------------------------------------
   6. Deposits provided                                                 10,495              10,855            10,449
--------------------------------------------------------------------------------------------------------------------------
   7. Memberships                                                        1,386               1,574             1,574
--------------------------------------------------------------------------------------------------------------------------
 (2) Tangible Assets                                                   412,597             500,743         1,134,231
--------------------------------------------------------------------------------------------------------------------------

                                                                                    (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------------------
                         SUBJECT                                 8TH 3 Q           7TH ANNUAL         6TH ANNUAL
--------------------------------------------------------------------------------------------------------------------------
   1. Land                                                              12,252              12,252            22,379
--------------------------------------------------------------------------------------------------------------------------
   2. Building                                                 17,878              17,878           38,622
--------------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                                  1,706   16,172      1,410   16,467   1,934    36,686
--------------------------------------------------------------------------------------------------------------------------
   3. Transmission and communications equipment               497,672             489,618          639,361
--------------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                                244,981  252,690    183,286  306,331 160,940   478,421
--------------------------------------------------------------------------------------------------------------------------
   4. Communication circuit equipment                         166,914             166,878          612,192
--------------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                                 16,162              24,332           63,523
--------------------------------------------------------------------------------------------------------------------------
      Accumulated reduction loss                               34,255  116,496          0  142,545       0   548,668
--------------------------------------------------------------------------------------------------------------------------
   5. Tools                                                     1,942               1,943            1,942
--------------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                                  1,043      898        861    1,080     619     1,323
--------------------------------------------------------------------------------------------------------------------------
   6. Office equipments                                         8,159               8,596            9,599
--------------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                                  6,663    1,495      6,178    2,417   5,070     4,528
--------------------------------------------------------------------------------------------------------------------------
   7. Construction in progress                                           1,556               3,532            21,092
--------------------------------------------------------------------------------------------------------------------------
      Other tangible assets                                              1,833                   0             2,021
--------------------------------------------------------------------------------------------------------------------------
   8. Capital lease assets                                     35,070              35,070           29,599
--------------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                                 25,869    9,201     18,954   16,116  10,625    18,974
--------------------------------------------------------------------------------------------------------------------------
   9. Vehicles                                                                                         206
--------------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                                                                          72       134
--------------------------------------------------------------------------------------------------------------------------
 (3) Intangible Assets                                                  19,090              23,491            29,445
--------------------------------------------------------------------------------------------------------------------------
   1. Patents-Industrial                                                14,139              14,911                 0
--------------------------------------------------------------------------------------------------------------------------
   2. Software                                                           3,715               7,051            27,747
--------------------------------------------------------------------------------------------------------------------------
3. Goodwill                                                              1,235               1,528             1,697
--------------------------------------------------------------------------------------------------------------------------
       Total Assets                                                    581,459             748,969         1,694,978
--------------------------------------------------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------------------------------------------------
I. Current liabilities                                                 550,390             522,339           673,805
--------------------------------------------------------------------------------------------------------------------------
   1. Short-term borrowing                                                 999               9,999            27,505
--------------------------------------------------------------------------------------------------------------------------
   2.Current portion of long-term liabilities                  77,929              96,249          107,635
--------------------------------------------------------------------------------------------------------------------------
      Present value discount                                    6,442   71,487     13,850   82,399  12,444    95,191
--------------------------------------------------------------------------------------------------------------------------
   3. Non-trade payable                                       189,429             203,411          243,786
--------------------------------------------------------------------------------------------------------------------------
      Present value discount                                        6  189,422          9  203,401      11   243,775
--------------------------------------------------------------------------------------------------------------------------
   4. Advances from customers                                              766                 930            87,458
--------------------------------------------------------------------------------------------------------------------------
   5. Withholdings                                                         380                 417               908
--------------------------------------------------------------------------------------------------------------------------
   6. Value added tax withheld                                           3,694              35,516
--------------------------------------------------------------------------------------------------------------------------
   7. Accrued expenses                                                  36,660              14,255            30,864
--------------------------------------------------------------------------------------------------------------------------
   8. Current portion of capital non-trade payable                      16,561               9,434            13,656
--------------------------------------------------------------------------------------------------------------------------
   9. Current portion of bond payables                        116,487              44,400          175,000
--------------------------------------------------------------------------------------------------------------------------
      Discount on bonds payables                                  694  115,792         43   44,356     562   174,437
--------------------------------------------------------------------------------------------------------------------------
  10. Current portion of convertible bonds                    100,000             100,000
--------------------------------------------------------------------------------------------------------------------------
      Discount on bonds payables                                    0                  63
--------------------------------------------------------------------------------------------------------------------------
      Accrued interest                                          8,827  108,827     15,893  115,829
--------------------------------------------------------------------------------------------------------------------------
  11. Allowance for contingent loss                                      5,796               5,796
--------------------------------------------------------------------------------------------------------------------------
12. Currency exchange                                                                                              7
--------------------------------------------------------------------------------------------------------------------------
II. Fixed Liabilities                                                  177,397             299,945           987,615
--------------------------------------------------------------------------------------------------------------------------
   1. Bonds payable                                            68,477             134,634          145,000
--------------------------------------------------------------------------------------------------------------------------
      Discount on bonds payable                                 1,394   67,082      4,300  130,334   2,444   142,555
--------------------------------------------------------------------------------------------------------------------------

                                                                                    (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------------------
                         SUBJECT                                 8TH 3 Q           7TH ANNUAL         6TH ANNUAL
--------------------------------------------------------------------------------------------------------------------------
   2. Convertible bonds                                           952                 952          100,000
--------------------------------------------------------------------------------------------------------------------------
      Bond discount                                                64                  93              167
--------------------------------------------------------------------------------------------------------------------------
      Long-term accrued interest                                  117    1,004         56      915   8,968   108,800
--------------------------------------------------------------------------------------------------------------------------
   3. Long-term borrowings                                    100,131             152,798          341,527
--------------------------------------------------------------------------------------------------------------------------
      Present value discount                                        0  100,131      3,151  149,647  17,198   324,328
--------------------------------------------------------------------------------------------------------------------------
   4. Provision for severance benefits                          2,462               2,423            3,964
--------------------------------------------------------------------------------------------------------------------------
      Deposit for severance benefits                              379                 413            1,558
--------------------------------------------------------------------------------------------------------------------------
      Contribution to national pension plan                        31    2,051         33    1,976      78     2,326
--------------------------------------------------------------------------------------------------------------------------
   5. Non-trade payables of capital lease                                4,161              13,451             9,906
--------------------------------------------------------------------------------------------------------------------------
   6. Long-term non-trade payables                              1,150               1,800            2,652
--------------------------------------------------------------------------------------------------------------------------
      Present value discount                                      213      937        341    1,459     600     2,051
--------------------------------------------------------------------------------------------------------------------------
   7. Leasehold deposit received                                         2,028               2,160             9,629
--------------------------------------------------------------------------------------------------------------------------
   8. Long-term unearned revenues                                                                            159,202
--------------------------------------------------------------------------------------------------------------------------
       Total Liabilities                                               727,787             822,285         1,661,421
--------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
--------------------------------------------------------------------------------------------------------------------------
I. Capital stock                                                      (194,088)            194,088          (256,602)
--------------------------------------------------------------------------------------------------------------------------
   Common stock                                                        194,088             194,088          (256,602)
--------------------------------------------------------------------------------------------------------------------------
II. Additional paid-in and other capital                              (159,298)            546,753          (264,340)
--------------------------------------------------------------------------------------------------------------------------
     Additional Paid-in Capital                                        159,298             159,328           264,340
--------------------------------------------------------------------------------------------------------------------------
     Gains on capital reduction                                                            387,425
--------------------------------------------------------------------------------------------------------------------------
III. Accumulated Deficit                                              (519,909)           (834,198)         (509,641)
--------------------------------------------------------------------------------------------------------------------------
     Accumulated Deficit                                              (519,909)           (834,198)         (509,641)
--------------------------------------------------------------------------------------------------------------------------
IV. Capital adjustments                                                (20,194)            (20,040)           22,258
--------------------------------------------------------------------------------------------------------------------------
1. Loss on valuation of marketable securities                                                    7             3,304
--------------------------------------------------------------------------------------------------------------------------
   2. Stock option                                                      20,586              20,440            18,594
--------------------------------------------------------------------------------------------------------------------------
   3. Treasury Stock                                                      (392)               (392)                0
--------------------------------------------------------------------------------------------------------------------------
       Total Stockholders' Equity                                     (146,328)            (73,316)           33,557
--------------------------------------------------------------------------------------------------------------------------
        Total Liabilities and Stockholders' Equity                     581,459             748,969         1,694,979
--------------------------------------------------------------------------------------------------------------------------


    b. Income Statement

                                Income Statement
                          ----------------------------
                            8th 3 Q (7/1/03 ~ 9/30/03)
                            7th 3 Q (7/1/02 ~ 9/30/02)
                            7th    (1/1/02 ~ 12/31/02)
                            6th    (1/1/01 ~ 12/31/01)

                                                                                    (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------------------------------
                                                             8TH 3 Q                     7TH 3 Q
                                                      -----------------------   --------------------------
                                                         3                        3 MONTHS                     7TH            6TH
                    SUBJECT                           MONTHS     ACCUMULATION   (UNREVIEWED)  ACCUMULATION    ANNUAL         ANNUAL
------------------------------------------------------------------------------------------------------------------------------------
  I. Revenues                                          96,081       294,101       130,742       419,377       528,074       476,884
------------------------------------------------------------------------------------------------------------------------------------
 II. Operating Costs                                   86,631       273,695       123,551       372,486       480,221       481,166
------------------------------------------------------------------------------------------------------------------------------------
III. Gross Income                                       9,449        20,406         7,190        46,891        47,853        (4,281)
------------------------------------------------------------------------------------------------------------------------------------
 IV. Selling and administrative expense                10,526        38,088        10,923        40,214        58,875        74,439
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------------------------------
                                                             8TH 3 Q                     7TH 3 Q
                                                      -----------------------   --------------------------
                                                         3                        3 MONTHS                     7TH            6TH
                    SUBJECT                           MONTHS     ACCUMULATION   (UNREVIEWED)  ACCUMULATION    ANNUAL         ANNUAL
------------------------------------------------------------------------------------------------------------------------------------
  1. Salaries                                             625         2,140           938         4,475         6,196         6,432
------------------------------------------------------------------------------------------------------------------------------------
  2. Severance benefits                                    39           150           172           523           737         1,267
------------------------------------------------------------------------------------------------------------------------------------
  3. Employee benefits                                    146           474           272           826        1,1021         1,389
------------------------------------------------------------------------------------------------------------------------------------
  4. Compensation expense associated with stock
     option                                                 0           146           265         1,811         1,487         8,342
------------------------------------------------------------------------------------------------------------------------------------
  5. Travel expenses                                        1            19            22            85           110           428
------------------------------------------------------------------------------------------------------------------------------------
  6. Communications expenses                              167           529           191           635           825         1,880
------------------------------------------------------------------------------------------------------------------------------------
  7. Vehicles maintenance expense                          67           220           117           278           376           111
------------------------------------------------------------------------------------------------------------------------------------
  8. Taxes and dues                                       214           478           459         1,131         1,374         1,125
------------------------------------------------------------------------------------------------------------------------------------
  9. Rental expenses                                      414         1,711           557         1,114         1,831           540
------------------------------------------------------------------------------------------------------------------------------------
 10. Depreciations expenses                               423         1,346         1,128         2,240         3,230         2,786
------------------------------------------------------------------------------------------------------------------------------------
 11. Amortization of intangible asset                   1,448         4,401         1,486         6,913         8,457        11,187
------------------------------------------------------------------------------------------------------------------------------------
 12. Bad debt expenses                                  3,245        10,085            63         3,764         9,588         4,777
------------------------------------------------------------------------------------------------------------------------------------
 13. Repairs expenses                                     499           918            43           208           388           484
------------------------------------------------------------------------------------------------------------------------------------
 14. Insurance premium                                    295           948           337           989         1,301           660
------------------------------------------------------------------------------------------------------------------------------------
 15. Entertainment expenses                                16            94            69           210           320           723
------------------------------------------------------------------------------------------------------------------------------------
 16. Advertising expenses                               2,065         9,614         1,533         5,837        10,351        13,128
------------------------------------------------------------------------------------------------------------------------------------
 17. Publication expenses                                   2            17            10            33            44           373
------------------------------------------------------------------------------------------------------------------------------------
 18. Commissions                                          652         4,171         2,456         6,272         8,192        13,428
------------------------------------------------------------------------------------------------------------------------------------
 19. Sales commissions for Internet services                0             0             9           444           421         1,614
------------------------------------------------------------------------------------------------------------------------------------
 20. Trainings expenses                                     0             0            11            20            20           107
------------------------------------------------------------------------------------------------------------------------------------
 21. Utilities expenses                                   195           575           357           949         1,171         1,300
------------------------------------------------------------------------------------------------------------------------------------
 22. Supplies expenses                                      2            16            15            68           101           138
------------------------------------------------------------------------------------------------------------------------------------
 23. Conference                                             1            25            64           154           201           309
------------------------------------------------------------------------------------------------------------------------------------
 24. Marketing expenses                                     0             1            15            87            95           125
------------------------------------------------------------------------------------------------------------------------------------
 25. Development expenses                                   0             0           322           866           973         1,709
------------------------------------------------------------------------------------------------------------------------------------
  V. Operating Income                                  (1,077)      (17,682)       (3,773)        6,676       (11,022)      (78,720)
------------------------------------------------------------------------------------------------------------------------------------
 VI. Non-operating Income                               3,763        22,274        12,636        27,748        32,010        34,847
------------------------------------------------------------------------------------------------------------------------------------
  1. Interest income                                      801         2,735         1,029         3,754         5,539        10,433
------------------------------------------------------------------------------------------------------------------------------------
  2. Rental Income                                        401         1,349           570         2,301         2,658         3,253
------------------------------------------------------------------------------------------------------------------------------------
  3. Gains on foreign currency transaction                 83            21         1,772         3,032         3,972         4,335
------------------------------------------------------------------------------------------------------------------------------------
  4. Gains on foreign currency translation                718         1,635             0         4,183         3,034            79
------------------------------------------------------------------------------------------------------------------------------------
  5. Gain on breach of contract                         1,165         4,088           662         1,833         2,859           521
------------------------------------------------------------------------------------------------------------------------------------
  6. Gains on valuation of marketable securities            0             0             0             0             0             0
------------------------------------------------------------------------------------------------------------------------------------
  7. Gains on disposition of investments                    0            66            12            12            12         8,889
------------------------------------------------------------------------------------------------------------------------------------
  8. Gains on disposition of tangible assets                0             0         8,148         8,148         8,166           274
------------------------------------------------------------------------------------------------------------------------------------
  9. Gains on delay charge                                353         1,085           419         1,298         1,679         1,432
------------------------------------------------------------------------------------------------------------------------------------
 10. Conversion income                                      0             0             0         2,887         2,887             0
------------------------------------------------------------------------------------------------------------------------------------
 11. Reversal of allowance for doubtful accounts            0         9,998             0             0             0             0
------------------------------------------------------------------------------------------------------------------------------------
 12. Recovery of impairment losses on marketable
     bonds                                                  0           654             0             0             0             0
------------------------------------------------------------------------------------------------------------------------------------
 13. Other incomes                                        239           638            22           297         1,201           717
------------------------------------------------------------------------------------------------------------------------------------
VII. Non-Operating Expenses                            18,100        77,728        86,843       155,920      339,7447       209,250
------------------------------------------------------------------------------------------------------------------------------------
  1. Interest expenses                                 17,447        48,177        21,508        65,846        82,626        96,315
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------------------------------
                                                             8TH 3 Q                     7TH 3 Q
                                                      -----------------------   --------------------------
                                                         3                        3 MONTHS                     7TH            6TH
                    SUBJECT                           MONTHS     ACCUMULATION   (UNREVIEWED)  ACCUMULATION    ANNUAL         ANNUAL
------------------------------------------------------------------------------------------------------------------------------------
  2. Losses on foreign currency transaction                 0           679             0           361           383         8,800
------------------------------------------------------------------------------------------------------------------------------------
  3. Losses on foreign currency translation                35            69         2,380           542           306         5,772
------------------------------------------------------------------------------------------------------------------------------------
  4. Donations                                              0             0             8            21            22           230
------------------------------------------------------------------------------------------------------------------------------------
  5. Losses on  valuation of investments                  138            63         5,113        16,752        57,451        30,994
------------------------------------------------------------------------------------------------------------------------------------
  6. Losses on disposition of investment                    0            31             0           918         1,224        28,530
------------------------------------------------------------------------------------------------------------------------------------
  7. Losses on disposition of tangible assets              15            48        42,619        42,633       107,601         6,452
------------------------------------------------------------------------------------------------------------------------------------
  8. Losses on disposition of trade receivables             0             0         2,486         8,906         9,188             0
------------------------------------------------------------------------------------------------------------------------------------
  9. Other bad debt expenses                              195         4,371             0            29        45,828           226
------------------------------------------------------------------------------------------------------------------------------------
 10. Losses on valuation of foreign currency                0             0             0            34             0             0
------------------------------------------------------------------------------------------------------------------------------------
 11. Impairment losses on investment securities             0         2,540             0         7,144             0             0
------------------------------------------------------------------------------------------------------------------------------------
 12. Impairment losses on tangible assets                   0        16,162             0             0         5,136             0
------------------------------------------------------------------------------------------------------------------------------------
 13. Impairment losses on intangible assets                 0             0        12,725        12,725        13,671         1,088
------------------------------------------------------------------------------------------------------------------------------------
 14. Miscellaneous losses                                 268         5,583             1             4           400           803
------------------------------------------------------------------------------------------------------------------------------------
 15. Losses on breach of contract                           0             0             0             0             0        28,330
------------------------------------------------------------------------------------------------------------------------------------
 16. Losses from cash forward transaction                   0             0             0             0            34             7
------------------------------------------------------------------------------------------------------------------------------------
VIII. Gain before extraordinary gains/losses and
      income taxes                                    (15,414)      (73,136)      (77,939)     (121,495)     (318,760)     (253,123)
------------------------------------------------------------------------------------------------------------------------------------
 IX. Gain Before Income Tax Expenses                  (15,414)      (73,136)      (77,939)     (121,495)     (324,556)     (241,336)
------------------------------------------------------------------------------------------------------------------------------------
  X. Income Tax Expenses                                    0             0             0             0             0             0
------------------------------------------------------------------------------------------------------------------------------------
 XI. Net Income                                       (15,414)      (73,136)      (77,939)     (121,495)     (324,556)     (241,336)
------------------------------------------------------------------------------------------------------------------------------------


    c. Statement of Deposition of Deficit

                         Statement of Deposition of Deficit
                         ----------------------------------
                             7th (1/1/02 ~ 12/31/02)
                             6th (1/1/01 ~ 12/31/01)
                             5th (1/1/00 ~ 12/31/00)

                                                                                                (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------------------
                      SUBJECT                                    7TH                   6TH                   5TH
--------------------------------------------------------------------------------------------------------------------------
1. Deficit before disposition                                       834,199                509,642               268,305
--------------------------------------------------------------------------------------------------------------------------
   Undisposed deficit carried over from prior year      -509,642                -268,305              -58,603
--------------------------------------------------------------------------------------------------------------------------
   Net Loss                                             -324,557                -241,336             -209,702
--------------------------------------------------------------------------------------------------------------------------
2. Disposition of Deficit                                           387,425
--------------------------------------------------------------------------------------------------------------------------
3. Undisposed deficit carried forward to
   subsequent  year                                                 446,774                509,642               268,305
--------------------------------------------------------------------------------------------------------------------------

    d. Statement of Cash Flow

                                    Cash Flow
                         ------------------------------
                           8th 3 Q (7/1/03 ~ 9/30/03)
                           7th 3 Q (7/1/02 ~ 9/30/02)
                         7th Annual (1/1/02 ~ 12/31/02)
                         6th Annual (1/1/01 ~ 12/31/01)

                                                                                    (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   8TH 3 Q                 7TH 3 Q
                                                             ---------------------   ---------------------
                      TITLE                                  3 MONTHS   CUMULATIVE   3 MONTHS   CUMULATIVE      7TH         6TH
------------------------------------------------------------------------------------------------------------------------------------
1. Cash Flow From Operating Activities                         13,854      65,748     -34,396      49,756      -5,307      69,871
------------------------------------------------------------------------------------------------------------------------------------
   1) Net Income                                              -15,414     -73,136     -77,939    -121,495    -324,556    -241,336
------------------------------------------------------------------------------------------------------------------------------------
   2) Additions of Non-Cash Expenses                           39,107     136,521     111,298     247,292     456,094     292,258
------------------------------------------------------------------------------------------------------------------------------------
   Bad debt expenses                                            3,245      10,085          63       3,764       9,588       4,777
------------------------------------------------------------------------------------------------------------------------------------
   Other bad debt expenses                                        195       4,371           0          29      45,828         226
------------------------------------------------------------------------------------------------------------------------------------
   Depreciation expenses                                       27,347      79,879      40,182     120,329     151,102     142,129
------------------------------------------------------------------------------------------------------------------------------------
   Impairment loss on tangible assets                               0      16,162           0           0       5,136           0
------------------------------------------------------------------------------------------------------------------------------------
   Depreciation of intangible assets                            1,448       4,401          90       3,193       8,457      11,187
------------------------------------------------------------------------------------------------------------------------------------
   Losses on foreign currency transaction                           0         679           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Losses on foreign currency translation                          35          69       2,380       2,647         306       5,772
------------------------------------------------------------------------------------------------------------------------------------
   Severance benefit                                              194         709         437       1,374       2,183       5,217
------------------------------------------------------------------------------------------------------------------------------------
   Depreciation expenses of present value discount              5,376      10,681       1,348      13,138           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Present value discount of bonds                                495       2,365       2,190       8,085           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Interest expenses of convertible bonds                         614       4,285           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Miscellaneous losses                                             0           0           0           0       5,796      28,330
------------------------------------------------------------------------------------------------------------------------------------
   Stock compensation expense                                       0         146         265       1,811       1,487       8,341
------------------------------------------------------------------------------------------------------------------------------------
   Disposition losses on investment securities                      0          31           0         918       1,224      28,530
------------------------------------------------------------------------------------------------------------------------------------
   Impairment loss on marketable securities                         0       2,540           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Losses on valuation of investment                              138          63       5,113      16,752      57,451      30,994
------------------------------------------------------------------------------------------------------------------------------------
   Losses on disposition of tangible assets                        15          48      42,619      42,633     107,601       6,452
------------------------------------------------------------------------------------------------------------------------------------
   Amortization of patents industrial                               0           0         174         261           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Amortization of software                                         0           0       1,221       3,458           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Disposition losses of trade receivables                          0           0       2,486       8,906       9,188           0
------------------------------------------------------------------------------------------------------------------------------------
   Impairment losses on intangible assets                           0           0      12,725      12,725      13,671       1,088
------------------------------------------------------------------------------------------------------------------------------------
   Impairment losses on investment securities                       0           0           0       7,144      14,769       1,697
------------------------------------------------------------------------------------------------------------------------------------
   Research and development costs                                   0           0           0          25           0         204
------------------------------------------------------------------------------------------------------------------------------------
   Losses on valuation of cash forward                              0           0           0          58           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Interest expenses on discount bond issuance                      0           0           0           0       2,419       4,054
------------------------------------------------------------------------------------------------------------------------------------
   Interest expenses on present value discount                      0           0           0           0      12,864       6,777
------------------------------------------------------------------------------------------------------------------------------------
   Interest expenses on long-term accrued interest                  0           0           0           0       6,981       6,467
------------------------------------------------------------------------------------------------------------------------------------
   Losses on cash forward transaction                               0           0           0           0          34           7
------------------------------------------------------------------------------------------------------------------------------------
   3) Deduction of Non-Cash Incomes                               867      12,612       8,236      17,667      14,471      26,483
------------------------------------------------------------------------------------------------------------------------------------
   Reversal of allowance for doubtful accounts                      0       9,998           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Amortization of discount on present value                       65         215          68         265           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Gains on foreign currency transaction                           83          21           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   8TH 3 Q                 7TH 3 Q
                                                             ---------------------   ---------------------
                      TITLE                                  3 MONTHS   CUMULATIVE   3 MONTHS   CUMULATIVE      7TH         6TH
------------------------------------------------------------------------------------------------------------------------------------
   Gain on foreign currency translation                           718       1,635           8       6,296       3,034          79
------------------------------------------------------------------------------------------------------------------------------------
   Other income                                                     0          20           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Gains on valuation of equity income on
   investment                                                       0           0           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Gain on disposal of investment securities                        0          66          12          12          12       8,889
------------------------------------------------------------------------------------------------------------------------------------
   Recovery of impairment losses on marketable
   securities                                                       0         654           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Gain on disposal of property and equipment                       0           0       8,148       8,148       8,166         274
------------------------------------------------------------------------------------------------------------------------------------
   Gains on valuation of cash forward transaction                   0           0           0          58           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Conversion Gain                                                  0           0           0       2,887       2,887           0
------------------------------------------------------------------------------------------------------------------------------------
   Interest Income (Amortization of present value
   discount)                                                        0           0           0           0         371         542
------------------------------------------------------------------------------------------------------------------------------------
   Gain on disposal of intangible asset                             0           0           0           0           0       4,857
------------------------------------------------------------------------------------------------------------------------------------
   Recovery of Stock Option Expenses                                0           0           0           0           0      11,787
------------------------------------------------------------------------------------------------------------------------------------
   4) Changes in assets and liabilities resulting from
   operations                                                  -8,970      14,976     -59,518     -58,373    -122,374      45,343
------------------------------------------------------------------------------------------------------------------------------------
   Increase in trade receivables                               -3,114     -10,154      -5,892     -20,981      -8,666     -32,393
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in accounts receivables                             1,608      45,941         706         928       5,343           0
------------------------------------------------------------------------------------------------------------------------------------
   Decrease(Increase)  in accrued income                          116         267         489       3,151       1,902      -2,599
------------------------------------------------------------------------------------------------------------------------------------
   Decrease(Increase) in advanced payments                      1,330       5,499       1,281       3,413      -2,134      -1,436
------------------------------------------------------------------------------------------------------------------------------------
   Decrease(Increase) in prepaid income tax                      -137         449         192        -203          70         548
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in long-term non-trade receivables                    311         934           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Increase in non-trade payable                              -20,959     -14,270      53,446     -22,262     -33,113     -15,620
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in advances from customers                            -55        -164      -9,143     -31,922    -103,684     101,562
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in withholdings                                        -3         -37         -36         224        -490         211
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in VAT Withheld                                     1,289     -31,821      -,8717      11,978      35,516           0
------------------------------------------------------------------------------------------------------------------------------------
   Increase in accrued expenses                                14,127      22,404       2,192      -6,696     -16,608         -27
------------------------------------------------------------------------------------------------------------------------------------
   Decrease(Increase) in Retirement Insurance Deposits              4          34           1         306       1,145      -1,558
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in Reclassification of National                         0           1           0           4          44          38
------------------------------------------------------------------------------------------------------------------------------------
   Increase in long-term accrued interest                      -3,438      -3,438           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Payment of severance benefits                                  -50        -670         -17        -638      -3,723      -4,332
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in advance payment                                      0           0         132       1,646       1,646      -1,230
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in long-term advance payment                            0           0           0       2,718           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in VAT tax                                              0           0           0           0         377       2,180
------------------------------------------------------------------------------------------------------------------------------------
2. Cash Flows From Investing Activities                          -463     -11,780      58,615      47,103     308,413    -208,294
------------------------------------------------------------------------------------------------------------------------------------
   1) Cash Inflow from Investment Activities                   23,854      29,232      92,529     108,806     606,303     538,814
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in short-term financial instruments                19,057      20,794       1,000       1,831     179,817     416,648
------------------------------------------------------------------------------------------------------------------------------------
   Decrease of short-term loans                                    22         429       1,368       3,270      23,341         164
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in long-term financial instruments                      0           5       2,000       2,000       2,000      15,300
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of securities                                         185         856           0       5,622       5,978      78,071
------------------------------------------------------------------------------------------------------------------------------------
   Decrease of long-term loans                                     26       1,700           0         363      43,977       2,254
------------------------------------------------------------------------------------------------------------------------------------
   Refund of key-money deposits                                   327         954         364       1,046       1,200       8,503
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of Membership Rights                                    0         254           0           0           0         218
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of furniture                                           20          20         388         392         541          57
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of construction in progress                         4,215       4,215           0       2,132      16,560           0
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of land                                                 0           0      12,598      12,598      12,728       4,419
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of buildings                                            0           0      24,945      25,003      24,898       4,406
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of  transmission and communications equipment           0           0       5,777       7,828      49,897       3,101
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   8TH 3 Q                 7TH 3 Q
                                                             ---------------------   ---------------------
                      TITLE                                  3 MONTHS   CUMULATIVE   3 MONTHS   CUMULATIVE      7TH         6TH
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of  communication circuit equipment                     0           0      35,417      35,417     244,677           0
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of other intangible asset                               0           0       6,573       6,573           0       5,668
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of leased asset                                         0           0       2,095       2,095         528           0
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of other tangible asset                                 0           0           0       1,888           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of vehicles                                             0           0           0         121         155           0
------------------------------------------------------------------------------------------------------------------------------------
2) Cash Outflow from Investment Activities                     24,318      41,012      33,914      61,082     297,889     747,108
------------------------------------------------------------------------------------------------------------------------------------
   Increase in short-term financial instruments                18,156      24,798           0           0     165,666     432,312
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of marketable securities                             0         441         685       1,696       4,412      18,257
------------------------------------------------------------------------------------------------------------------------------------
   Increase in Short-Term Loans                                     0       2,800       4,500       5,158      31,528          60
------------------------------------------------------------------------------------------------------------------------------------
   Increase in long-term financial instruments                      0           0           0           0           0       2,005
------------------------------------------------------------------------------------------------------------------------------------
   Increase in long-term loans                                      9          31           0         213      42,982         801
------------------------------------------------------------------------------------------------------------------------------------
   Increase in key-money deposits                                  62         694       1,213       1,716       1,606      10,927
------------------------------------------------------------------------------------------------------------------------------------
   Increase in Membership Rights                                    0          66           0           0           0          94
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of transmission and communications
   equipment                                                    3,555       8,054         389       2,931       3,310      45,114
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of telecommunication facilities                      0          35           0           0           0         137
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of construction in progress                        684       2,240      14,657      31,619      31,614     110,277
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of other tangible assets                         1,833       1,833      11,476      15,023      13,070     101,969
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of furniture                                        16          16           0          13          13         328
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of software                                          0           0         843       1,568           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of other intangible assets                           0           0         148         807       2,562      16,877
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of buildings                                         0           0           0         287         302         257
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of vehicles                                          0           0           0          47          47          54
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of Goodwill                                          0           0           0           0         773       1,764
------------------------------------------------------------------------------------------------------------------------------------
   Increase in long-term advance payments                           0           0           0           0           0       5,868
------------------------------------------------------------------------------------------------------------------------------------
3. Cash Flows From Financing Activities                       -10,686     -54,679     -38,570    -205,305    -386,674     222,683
------------------------------------------------------------------------------------------------------------------------------------
   1) Cash Inflow from Financing Activities                        31       6,877      44,571      61,689     102,172     598,005
------------------------------------------------------------------------------------------------------------------------------------
   Issuance of bond                                                 0       6,281       9,571      10,404      49,333     225,344
------------------------------------------------------------------------------------------------------------------------------------
   Increase in key-money deposits                                  31          58           0         785         785       3,488
------------------------------------------------------------------------------------------------------------------------------------
   Disposal of treasury stock                                       0           0           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Increase in long-term loans                                      0         538           0           0           0     173,490
------------------------------------------------------------------------------------------------------------------------------------
   Increase in short-term loans                                     0           0      35,000      50,500      52,053     118,247
------------------------------------------------------------------------------------------------------------------------------------
   Issuance of common stock                                         0           0           0           0           0      77,434
------------------------------------------------------------------------------------------------------------------------------------
   2) Cash Outflow from Financial Activities                   10,717      61,557      83,141     266,995     488,846     375,321
------------------------------------------------------------------------------------------------------------------------------------
   Repayment of short-term borrowing                                0       9,000       8,800      22,405      69,559     309,786
------------------------------------------------------------------------------------------------------------------------------------
   Repayment of current portion of long-term
   debt                                                        10,700      50,294      29,166      75,451     199,652      30,960
------------------------------------------------------------------------------------------------------------------------------------
   Repayment of short-term leased debt                              0       2,063           0           0           0           0
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in long-term key-money deposit                          0         190       8,037       8,037       8,254       4,294
------------------------------------------------------------------------------------------------------------------------------------
   Payment of Stock Issue Costs                                     0           9           0           0       1,595           0
------------------------------------------------------------------------------------------------------------------------------------
   Acquisition of Treasury Shares                                  16           0           0           0       1,141           0
------------------------------------------------------------------------------------------------------------------------------------
   Repayment of current portion of bond                             0           0      35,338      59,802     198,348           0
------------------------------------------------------------------------------------------------------------------------------------
   Payment of accrued financial lease accounts payable              0           0         859       7,716      10,296       5,962
------------------------------------------------------------------------------------------------------------------------------------
   Decrease in additional paid-in capital                           0           0         939         284           0           0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   8TH 3 Q                 7TH 3 Q
                                                             ---------------------   ---------------------
                      TITLE                                  3 MONTHS   CUMULATIVE   3 MONTHS   CUMULATIVE      7TH         6TH
------------------------------------------------------------------------------------------------------------------------------------
   Payment of long-term loans                                       0           0           0       1,986           0      24,317
------------------------------------------------------------------------------------------------------------------------------------
   Payment of bond                                                  0           0           0      90,000           0           0
------------------------------------------------------------------------------------------------------------------------------------
4. Net Increase(Decrease) in Cash                               2,704        -711     -14,351    -108,446     -83,569      84,170
------------------------------------------------------------------------------------------------------------------------------------
5. Cash and Cash Equivalents, Beginning of Period              34,769      38,186      27,660     184,961     121,755      37,584
------------------------------------------------------------------------------------------------------------------------------------
6. Cash and Cash Equivalents, End of Period                    37,474      37,474      13,308      76,515      38,186     121,755
------------------------------------------------------------------------------------------------------------------------------------

    e. Notes on This Year's Financial Statement   N/A

    f. This Year's Financial Statement Before/After Modification   N/A

5. CONSOLIDATED FINANCIAL STATEMENTS

     a. Summary of Consolidated Financial Statements  N/A

     b. Notes to Consolidate Financial Statements   N/A

     c. Consolidated Financial Statements  N/A

6. FINANCIAL STATUS BY CATEGORY

    a. Financial Information by Business Area

    (1) Financial Status by Business Area


                                                                                    (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------
               CLASSIFICATION                         7TH                   6TH                   5TH
--------------------------------------------------------------------------------------------------------------
High Speed Internet Service
--------------------------------------------------------------------------------------------------------------
1. Sales Amount                                     425,570               365,753               153,768
--------------------------------------------------------------------------------------------------------------
   External Sales                                   425,570               365,753               153,768
--------------------------------------------------------------------------------------------------------------
   Internal Sales Between Categories                                                               -
--------------------------------------------------------------------------------------------------------------
                   Total                            425,570               365,753               153,768
--------------------------------------------------------------------------------------------------------------
2. Operating Profit                                  -1,375               -39,997              -112,663
--------------------------------------------------------------------------------------------------------------
3. Assets                                           524,235               697,607               628,418
--------------------------------------------------------------------------------------------------------------
   (Depreciation Costs)                             (97,183)              (94,574)              (53,577)
--------------------------------------------------------------------------------------------------------------


    (2) Common Sales/Management Costs and Assets: N/A

    (3) Modification of Operating Profit/Loss: N/A

    (4) Other business status: N/A

    b. Financial Information by Region : N/A

   7. FINANCIAL STATEMENT BEFORE/AFTER MERGER   N/A

                             IV. AUDITOR'S OPINIONS

    1. AUDITOR'S (CPA'S) OPINIONS

    a. Auditor


          8TH 3 Q                     7TH 3 Q                   7TH ANNUAL                  6TH ANNUAL
---------------------------------------------------------------------------------------------------------------
       Ahn Kwon & Co.           Samil Accounting Co.       Samil Accounting Co.        Samil Accounting Co.
---------------------------------------------------------------------------------------------------------------

b. Summary of Procedures in This Year's Quarterly Audit (or Examination)

    1)  Auditing Period : 2003.10.29 ~ 2003.11.1

    c. Auditor's Opinions


    BUSINESS YEAR                                  SUMMARY OF AUDITOR'S OPINIONS AND COMMENTS
--------------------------------------------------------------------------------------------------------------------------
        8th 1H                                           Not express an audit opinion
--------------------------------------------------------------------------------------------------------------------------
        7th 1H                                           Not express an audit opinion
--------------------------------------------------------------------------------------------------------------------------
      7th Annual                                                Opinion refused
--------------------------------------------------------------------------------------------------------------------------
      6th Annual           Properly indicated in terms of importance and according to corporate accounting standards
--------------------------------------------------------------------------------------------------------------------------

    d. Summary of Special Notes


   PERIOD                               REMARKS
-------------------------------------------------------------------------------------------------
  8th 3 Q                                  -
-------------------------------------------------------------------------------------------------
  7th 3 Q                                  -
-------------------------------------------------------------------------------------------------
 7th Annual  (1) Exercise of Bond with Warrant and Debt-Equity Swap

             As disclosed in Note 17 of the financial statements, following a resolution of the board of directors on January 22, 2001, the Company has issued foreign currency bond with warrant worth USD 70,000,000, and Korean Won denominated bond with warrant worth Won 136,160 million, with payment date on January 26, 2001.
             Among them, preemptive rights for 33,152,000 stocks owned by SB Thrunet Pte.,
             L.P, 11,840,000 stocks by Naray & Company Co., Ltd. and 7,104,000 stocks by
             TriGem Computer Inc. were exercised at Won 2,500 per share on February 28, 2002, in the form of exchange of debt for equity proceeds.

             (2) Capital Decrease without Consideration

             As reported in Note 17 of the financial statements, in accordance with the resolution of a special meeting of shareholders on November 25, 2002, the
             Company proceeded with a capital reduction without consideration, engaging in a reverse stock split that substituted 1 share for 3 outstanding shares. As a result, the Company's aggregate outstanding shares decreased from 232,905,781 to
             77,635,260, and its capital, from Won 582.264 billion to Won 194.088 billion.

             (3) Disposal of the Leased Line Business

             As discussed in Note 22 of the financial statements, for the purpose of resolving its liquidity shortage, the Company entered into an asset transfer agreement with SK Global on June 26, 2002, for the sale of its entire leased line business including optical cable networks, ceding licenses and permits, and intellectual property rights

             (4) Disposal of HFC Networks related to the High-Speed Internet Business and Buildings

             As discussed in Note 24 of the financial statements, on July 31, 2002, the
             Company decided to dispose of its broadband internet-related HTC networks, as a measure for resolving its temporary liquidity shortage and debt repayments. An asset transfer agreement was signed with Powercomm Co., Ltd on this date

             (5) Significant Events Subsequent to the Balance Sheet Date

             Ever since its first creation, the Company engaged continually in massive equipment investments. The resulting increase in borrowing and exorbitant financial expenses, combined with rising operation costs including sales commissions on new subscription accounts, profoundly affected the Company's ability to procure funds. On
             March 3rd, 2003, the Company filed for corporate reorganization proceedings in Seoul District Court.
             -------------------------------------------------------------------------------------------------
6th Annual   (1) Uncertainty as to Continuing Corporate Existence

             The foregoing financial statements were prepared under the assumption that the
             Company will continue to exist as a business entity, and this uncertainty does not affect the audit opinion. The accounting rested on the supposition that the
             Company would recover its assets and repay its liabilities at book value through normal business activities. As disclosed in Note 31 of the financial statements, the Company's operating loss and net loss for this period amount to Won 78.720 billion and Won 241.336 billion, respectively. As of December 31, 2001, its current liabilities exceed its current assets by Won 414.935 billion. Due to the accumulated losses, the total debt exceeds the Company's equity capital by Won
             1.627863 trillion, recording a debt ratio of
-------------------------------------------------------------------------------------------------


   PERIOD                               REMARKS
-------------------------------------------------------------------------------------------------
             4,951%. These facts cast serious doubts as to the viability of the Company.

             (2) Capital Increase with Consideration

             As set forth in Note 10 of the financial statements, the Company, in accordance with the resolutions of the board of directors on January 22 and December 11, 2001, issued, on two separate occasions, 26,048,000 shares and 4,634,909 shares of common stocks at Won 2,500 and Won 2,750 per share, respectively, with the payment date on January 26, and on December 14, respectively, for each issue. An amount of Won 727 million, equal to Won 1.159 billion minus the new issuance expense of Won 431 million, was treated as a paid-in capital in excess of par value.

             (3) Internet Portal Business Spin-off

             As stated in Note 25 of the financial statements, the Company spun off its internet portal service division as of June 12, 2001, to form Korea.com
             Telecommunications by investing in kind. As a result, the Company's assets were decreased by Won 34.987 billion, and an amount of Won 13 million was treated as a gain on disposal of assets.

             (4) Significant Events Subsequent to the Balance Sheet Date

             As reported in Note 33 of the financial statements, on January 28, 2002, the
             Company effected a business restructuring including merging and closing down overlapping or similar business divisions. Further, it is in the process of replacing its key management teams. This has helped the Company focus its resources on the high-speed internet and leased line businesses, and provided a foundation for maximizing profitability through a more conservative and down-to-earth management; generating synergy effect by streamlining its structure and stepping up specialization level in marketing and strategic business areas.
-------------------------------------------------------------------------------------------------

    2. EXPENSES PAID TO EXTERNAL AUDITORS IN THE PAST THREE YEARS

    a. Audit Service Agreements

                                                                                    (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------
                                                                                                 TOTAL TIME
 BUSINESS YEAR          AUDITOR                         CONTENTS                     FEE          REQUIRED
--------------------------------------------------------------------------------------------------------------
      8th       Ahn Kwon & Co.          Quarterly, semi-annual and annual audits      80              -
--------------------------------------------------------------------------------------------------------------
      7th       Samil Accounting Co.    Quarterly, semi-annual and annual audits     455
--------------------------------------------------------------------------------------------------------------
      6th       Samil Accounting Co.    Quarterly, semi-annual and annual audits      72
--------------------------------------------------------------------------------------------------------------

    b. Audit Agreement with External Auditor

                                                                                    (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------
BUSINESS YEAR   AGREEMENT DATE           CONTENTS OF SERVICE            SERVICE PERIOD    EXPENSES    REMARK
--------------------------------------------------------------------------------------------------------------
     8th                         Reorganization procedure consulting                         29
--------------------------------------------------------------------------------------------------------------
     7th                                  Outside services                                   98

--------------------------------------------------------------------------------------------------------------

             V. STATUS OF CONTROL STRUCTURE AND AFFILIATED COMPANIES

    1. SUMMARY OF CONTROL STRUCTURE

    a. Board of Directors Policy

    (1) Board of Directors List

    (a) Board of Directors Authority

    Inapplicable due to the commencing of reorganization proceedings

    (b) Announcement and shareholders' recommendations on new directors before general meeting of shareholders

    Inapplicable due to the commencing of reorganization proceedings

    (c) Establishment and list of Outside Director Election Committee

    Inapplicable due to the commencing of reorganization proceedings

    (d) Status of Outside Directors

    Inapplicable due to the commencing of reorganization proceedings

    (e) Directors' Liability Insurance for Damages

                NAME                           INSURANCE       INSURANCE AMOUNT    PAYABLE BY COMPANY     REMARK
-------------------------------------------------------------------------------------------------------------------
Directors and executive decision makers      950 Million Won     10 Billion Won        Full Coverage
-------------------------------------------------------------------------------------------------------------------

    (2) Board of Directors Management

    (a) Main Contents of Board of Directors Policy

    Inapplicable due to the commencing of reorganization

    (b) Main Activities of Board of Directors

    Inapplicable due to the commencing of reorganization proceedings

    (c) Main Activities of Outside Directors in Board of Directors

    Inapplicable due to the commencing of reorganization proceedings

    (d) Board of Directors List and Activities

    Inapplicable due to the commencing of reorganization proceedings

    b. Audit Policy

    (1) Items Related to Audit Agency

    (a) Establishment and Structure of Audit Committee (Auditor)

    To be selected later due to the commencing of reorganization proceedings

    (b) Internal systems for audit committee (auditor) to gain access to management information

    o See "Corporate Accounting and Audit Authority under Articles of Incorporation"

    (c) Details of Audit Committee Audit Committee Members

    To be selected later due to commencing of reorganization proceedings. All previous auditors have resigned.

    (2) Main Activities of Audit Committee (Auditors)

    To be selected later due to the commencing of reorganization proceedings. All previous audit committee members have resigned.

    c. Shareholders' Voting Rights

    (1) Cumulative Voting: Not Adopted

    (2) Written/Electronic Voting: Not Adopted

    (3) Exercise Rights of Minority Shareholders: None


       PRIVILEGED        MINORITY SHAREHOLDER   REASON FOR PRIVILEGE        PROCEDURE             REMARK
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------


    d. Directors' Compensation

    (1) The Status of Compensation of Directors (including Outside Directors) and Members of Audit Committee (Auditors)


                                            TOTAL APPROVED BY    AVERAGE PER PERSON (DURING 3
  CLASSIFICATION        TOTAL PAID            SHAREHOLDERS                  MONTH)                 REMARK
-------------------------------------------------------------------------------------------------------------------
     Director         109 Million Won              -                   21 Million Won
-------------------------------------------------------------------------------------------------------------------

     (2) Stock Options for Directors

     Refer to "e. Stock Option".

    2. STATUS OF AFFILIATED COMPANIES

    a. Investment in Affiliated and Subsidiary Companies

                                                                                    Relationship with Thrunet
                                      Capital                                  ------------------------------------
        Company                     (Million Won)          Main Business       Number of Shares   Share Ratio
-------------------------------------------------------------------------------------------------------------------
Korea.com Communications                38,063          Portal Service           35,000,000          91.95%
-------------------------------------------------------------------------------------------------------------------
Persontel, Inc.                     $3,000,000           UMS Service             10,000,000             50%
-------------------------------------------------------------------------------------------------------------------
Renthouse                                1,400      Real Estate Info. Site           28,000           20.0%
-------------------------------------------------------------------------------------------------------------------
TG Edunet                                8,700        Internet Education            480,000          27.59%
                                                            Service
-------------------------------------------------------------------------------------------------------------------
Joyview                                    190            CP Supplier                40,000          21.05%
-------------------------------------------------------------------------------------------------------------------
Korea Cable TV Ginam Broadcasting       17,186         Cable TV Provider            837,209          24.36%
-------------------------------------------------------------------------------------------------------------------

    b. Closing Statement of Affiliated and Subsidiary Companies

    Company
     Name:  Persontel, Inc.
     Code:      -

                                                        (Unit: In Millions of Won)
----------------------------------------------------------------------------------
         CLASSIFICATION                2002              2001              2000
----------------------------------------------------------------------------------
[Current Assets]                       56,990            57,970           916,412
----------------------------------------------------------------------------------
o Current Assets                       56,990            57,970           820,418
----------------------------------------------------------------------------------
o Inventory Assets                                                         95,993
----------------------------------------------------------------------------------
[Fixed Assets]                      1,200,342         1,241,042         1,493,801
----------------------------------------------------------------------------------
o Investment Assets
----------------------------------------------------------------------------------
o Tangible Assets                   1,198,154         1,238,154         1,341,158
----------------------------------------------------------------------------------
o Intangible Assets
----------------------------------------------------------------------------------
o Other Assets                          2,188             2,888           152,643
----------------------------------------------------------------------------------
          Total Assets              1,257,332         1,299,012         2,410,213
----------------------------------------------------------------------------------
[Current Liabilities]                 852,200            96,276           160,354
----------------------------------------------------------------------------------
[Long-term Liabilities]
----------------------------------------------------------------------------------
       Total Liabilities              852,200            96,276           160,354
----------------------------------------------------------------------------------
[Stockholders'- Equity]             3,000,000         3,000,000         3,000,000
----------------------------------------------------------------------------------
[Capital Surplus]
----------------------------------------------------------------------------------
[Retained Earning]                -10,799,268        -1,797,264          -750,140
----------------------------------------------------------------------------------
[Capital Adjustment]
----------------------------------------------------------------------------------
Total Stockholders'- Equity           432,132         1,202,736         2,249,859
----------------------------------------------------------------------------------


  Company Name:    TG Edunet
      Code:        -

                                             (Unit: In Millions of Won)
-----------------------------------------------------------------------
      CLASSIFICATION                              2ND QUARTER
-----------------------------------------------------------------------
[Current Assets]                                            4874
-----------------------------------------------------------------------


CLASSIFICATION                                         2ND QUARTER
--------------------------------------------------------------------------------
o Current Assets                                           4,874
--------------------------------------------------------------------------------
o Inventory Assets                                             -
--------------------------------------------------------------------------------
[Fixed Assets]                                             2,719
--------------------------------------------------------------------------------
o Investment Assets                                          161
--------------------------------------------------------------------------------
o Tangible Assets                                            982
--------------------------------------------------------------------------------
o Intangible Assets                                        1,576
--------------------------------------------------------------------------------
o Other Assets                                                 -
--------------------------------------------------------------------------------
       Total Assets                                        7,593
--------------------------------------------------------------------------------
[Current Liabilities]                                        688
--------------------------------------------------------------------------------
[Long-term Liabilities]                                       42
--------------------------------------------------------------------------------
     Total Liabilities                                       730
--------------------------------------------------------------------------------
[Stockholders' Equity]                                     8,700
--------------------------------------------------------------------------------
[Retained Earning]                                        -1,715
--------------------------------------------------------------------------------
[Capital Adjustment]                                         123
--------------------------------------------------------------------------------
Total Stockholders' Equity                                 6,863
--------------------------------------------------------------------------------
Sales                                                          -
--------------------------------------------------------------------------------
Operating Income                                          -1,933
--------------------------------------------------------------------------------
Ordinary Income                                           -1,705
--------------------------------------------------------------------------------
Net Income                                                -1,705
--------------------------------------------------------------------------------

Company Name:  Korea.com Communications
        Code:  -                                      (Unit: In Millions of Won)

CLASSIFICATION                                    2002             2001
--------------------------------------------------------------------------------
[Current Assets]                                 4,481            13,731
--------------------------------------------------------------------------------
o Current Assets                                                  13,731
--------------------------------------------------------------------------------
o Inventory Assets
--------------------------------------------------------------------------------
[Fixed Assets]                                  24,196            31,366
--------------------------------------------------------------------------------
o Investment Assets                                393             2,641
--------------------------------------------------------------------------------
o Tangible Assets                               9,9521            11,438
--------------------------------------------------------------------------------
o Intangible Assets                             13,851            17,286
--------------------------------------------------------------------------------
o Deferred Assets
--------------------------------------------------------------------------------
            Total Assets                        28,677            45,097
--------------------------------------------------------------------------------
[Current Liabilities]                           12,699            19,458
--------------------------------------------------------------------------------
[Long-term Liabilities]                          5,319
--------------------------------------------------------------------------------
          Total Liabilities                     18,018            19,458
--------------------------------------------------------------------------------
[Stockholders' Equity]                          38,063            38,062
--------------------------------------------------------------------------------
[Capital Surplus]
--------------------------------------------------------------------------------
o Capital Reserve
--------------------------------------------------------------------------------
o Reevaluation Reserve
--------------------------------------------------------------------------------
[Retained Earning]                             -27,295           -12,315
--------------------------------------------------------------------------------
[Capital Adjustment]                              -109              -109
--------------------------------------------------------------------------------
     Total Stockholders' Equity                 10,659            25,639
--------------------------------------------------------------------------------
Sales                                           32,386             5,447
--------------------------------------------------------------------------------
Operating Profit                               -14,199            -1,216
--------------------------------------------------------------------------------

CLASSIFICATION                                    2002             2001
--------------------------------------------------------------------------------
Ordinary Profit                                -16,218            -1,145
--------------------------------------------------------------------------------
Net Profit                                     -14,980            -1,145
--------------------------------------------------------------------------------


Company Name:  Joyview
       Code :  -                                      (Unit: In Millions of Won)


CLASSIFICATION                                            2001            2000
--------------------------------------------------------------------------------
[Current Assets]                                           22              30
--------------------------------------------------------------------------------
o Current Assets                                           10              22
--------------------------------------------------------------------------------
o Inventory Assets                                         12               8
--------------------------------------------------------------------------------
[Fixed Assets]                                            227             243
--------------------------------------------------------------------------------
o Investment Assets                                        24              17
--------------------------------------------------------------------------------
o Tangible Assets                                          73              64
--------------------------------------------------------------------------------
o Intangible Assets                                       130             162
--------------------------------------------------------------------------------
o Other Assets                                                              -
--------------------------------------------------------------------------------
            Total Assets                                  249             274
--------------------------------------------------------------------------------
[Current Liabilities]                                     169             103
--------------------------------------------------------------------------------
[Long-term Liabilities]                                    55              60
--------------------------------------------------------------------------------
          Total Liabilities                               224             163
--------------------------------------------------------------------------------
[Stockholders' Equity]                                    190             190
--------------------------------------------------------------------------------
[Capital Surplus]                                          61              61
--------------------------------------------------------------------------------
o Capital Reserve                                          61              61
--------------------------------------------------------------------------------
o Reevaluation Reserve                                                      -
--------------------------------------------------------------------------------
[Retained Earning]                                       -227            -141
--------------------------------------------------------------------------------
[Capital Adjustment]
--------------------------------------------------------------------------------
     Total Stockholders' Equity                            24             110
--------------------------------------------------------------------------------
Sales                                                     552             489
--------------------------------------------------------------------------------
Operating Income                                          -81            -111
--------------------------------------------------------------------------------
Ordinary Income                                           -86            -141
--------------------------------------------------------------------------------
Net Income                                                -86            -141
--------------------------------------------------------------------------------

Company Name:  Renthouse
       Code :  -                                      (Unit: In Millions of Won)


CLASSIFICATION                               2001                        2000
--------------------------------------------------------------------------------
[Current Assets]                             410                          283
--------------------------------------------------------------------------------
o Current Assets                             410                          283
--------------------------------------------------------------------------------
o Inventory Assets
--------------------------------------------------------------------------------
[Fixed Assets]                               621                          615
--------------------------------------------------------------------------------
o Investment Assets                           43                           43
--------------------------------------------------------------------------------
o Tangible Assets                            577                          570
--------------------------------------------------------------------------------
o Intangible Assets                            1                            1
--------------------------------------------------------------------------------
o Other Assets
--------------------------------------------------------------------------------
          Total Assets                     1,021                          898
--------------------------------------------------------------------------------
[Current Liabilities]                        651                          626
--------------------------------------------------------------------------------
[Long-term Liabilities]                        -                            -
--------------------------------------------------------------------------------
       Total Liabilities                     651                          626
--------------------------------------------------------------------------------


CLASSIFICATION                               2001                        2000
--------------------------------------------------------------------------------

[Stockholders' Equity]                     1,400                        1,400
--------------------------------------------------------------------------------
[Capital Surplus]                            246                          247
--------------------------------------------------------------------------------
o Capital Reserve                                                         247
--------------------------------------------------------------------------------
o Reevaluation Reserve
--------------------------------------------------------------------------------
[Retained Earning]                        -1,266                       -1,375
--------------------------------------------------------------------------------
[Capital Adjustment]                           -                            -
--------------------------------------------------------------------------------
   Total Stockholders' Equity                381                          272
--------------------------------------------------------------------------------
Sales                                        499                           58
--------------------------------------------------------------------------------
Operating Income                             107                         -342
--------------------------------------------------------------------------------
Ordinary Income                              107                         -342
--------------------------------------------------------------------------------
Net Income                                   107                         -342
--------------------------------------------------------------------------------


Company Name:    Korea Cable TV Ginam Broadcasting
       Code :    -                                    (Unit: In Millions of Won)


CLASSIFICATION                                        2002
--------------------------------------------------------------------------------
[Current Assets]                                     3,742
--------------------------------------------------------------------------------
o Current Assets                                     3,623
--------------------------------------------------------------------------------
o Inventory Assets                                     119
--------------------------------------------------------------------------------
[Fixed Assets]                                      75,714
--------------------------------------------------------------------------------
o Investment Assets                                 55,423
--------------------------------------------------------------------------------
o Tangible Assets                                   20,257
--------------------------------------------------------------------------------
o Intangible Assets                                     34
--------------------------------------------------------------------------------
o Other Assets
--------------------------------------------------------------------------------
       Total Assets                                 79,456
--------------------------------------------------------------------------------
[Current Liabilities]                               23,998
--------------------------------------------------------------------------------
[Long-term Liabilities]                             21,550
--------------------------------------------------------------------------------
     Total Liabilities                              45,548
--------------------------------------------------------------------------------
[Stockholders' Equity]                              17,186
--------------------------------------------------------------------------------
[Capital Surplus]                                   15,088
--------------------------------------------------------------------------------
[Retained Earning]                                   1,650
--------------------------------------------------------------------------------
[Capital Adjustment]                                   -16
--------------------------------------------------------------------------------
Total Stockholders' Equity                          33,908
--------------------------------------------------------------------------------
Sales                                               14,370
--------------------------------------------------------------------------------
Operating Income                                     7,198
--------------------------------------------------------------------------------
Ordinary Income                                        830
--------------------------------------------------------------------------------
Net Income                                             840
--------------------------------------------------------------------------------


3. FINANCIAL STATUS OF OTHER COMPANIES

[Classification: Domestic, Overseas]    (Unit: Million Won, One Thousand Shares)


                                                   STARTING BALANCE            INCREASE OR DECREASE
                                           -------------------------------  --------------------------------------------------------
            ACCOUNT        CORPORATE                   SHARE  ACQUISITION                ACQUISITION
CLASS        TITLE         NAME/ITEM       QUANTITY    RATIO      COST       QUANTITY       COST
--------------------------------------------------------------------------  --------------------------------------------------------

Domestic   Investment    Media Valley         90       2.72       450
           Securities    -----------------------------------------------------------------------------------------------------------
                         Hankyung.com        100       5.00       515
                         -----------------------------------------------------------------------------------------------------------
                            Inbain            67       2.92       450
                         -----------------------------------------------------------------------------------------------------------
                          Renthouse           28      20.00       420
                         -----------------------------------------------------------------------------------------------------------
                            Getmore          400      13.33     2,000
                          Securities
                         -----------------------------------------------------------------------------------------------------------
                           HeyAnita          313      20.00     1,568
                          Korea, Inc
                         -----------------------------------------------------------------------------------------------------------
                         iBiztoday.com       100      10.00       669
                         -----------------------------------------------------------------------------------------------------------
                             Pillon           30      11.96     1,206
                         -----------------------------------------------------------------------------------------------------------
                           TG Edunet         480      27.59     2,400
                         -----------------------------------------------------------------------------------------------------------
                          Actizen.com         27      18.68       100
                         -----------------------------------------------------------------------------------------------------------
                            Joyview           40      21.05       100
                         -----------------------------------------------------------------------------------------------------------
                          EnTechVille         23      19.19       285
                         -----------------------------------------------------------------------------------------------------------
                            Naray
                         Communication        12      19.98       114
                           Technology
                         -----------------------------------------------------------------------------------------------------------
                             KINX             10       6.67        50
                         -----------------------------------------------------------------------------------------------------------
                          TG Venture
                          Investment         6.4      22.22       640
                           Union #5
                         -----------------------------------------------------------------------------------------------------------
                          Sports Love        154       8.12       300
                         -----------------------------------------------------------------------------------------------------------
                            Korea.com     35,000      92.00    35,000
                          Communications
                         -----------------------------------------------------------------------------------------------------------





                                                  ENDING BALANCE                     SUMMARY
                                           ------------------------------- ---------------------------- ----------------------------
                                                                           ACQUISITION
             ACCOUNT       CORPORATE                 SHARE    ACQUISITION  (DISPOSITION
CLASS        TITLE         NAME/ITEM      QUANTITY   RATIO        COST        DATE)            REASON     DIVIDEND   REMARK
-------------------------------------------------------------------------- ---------------------------- ----------------------------
Domestic   Investment    Media Valley         90      2.72        450
           Securities    -----------------------------------------------------------------------------------------------------------
                         Hankyung.com        100      5.00        515
                         -----------------------------------------------------------------------------------------------------------
                            Inbain            67      2.92        450
                         -----------------------------------------------------------------------------------------------------------
                          Renthouse           28     20.00        420
                         -----------------------------------------------------------------------------------------------------------
                           Getmore           400       9.3      2,000
                         Securities
                         -----------------------------------------------------------------------------------------------------------
                          HeyAnita           313     15.58      1,568
                          Korea, Inc
                         -----------------------------------------------------------------------------------------------------------
                         iBiztoday.com       100     10.00        669
                         -----------------------------------------------------------------------------------------------------------
                           Pillon             30     11.96      1,206
                         -----------------------------------------------------------------------------------------------------------
                          TG Edunet          480     27.59      2,400
                         -----------------------------------------------------------------------------------------------------------
                         Actizen.com          27     18.68        100
                         -----------------------------------------------------------------------------------------------------------
                           Joyview            40     21.05        100
                         -----------------------------------------------------------------------------------------------------------
                         EnTechVille          23     19.19        285
                         -----------------------------------------------------------------------------------------------------------
                            Naray
                         Communication        12     19.98        114
                          Technology
                         -----------------------------------------------------------------------------------------------------------
                            KINX              10      6.67         50
                         -----------------------------------------------------------------------------------------------------------
                          TG Venture                                                                                Refund of
                          Investment         6.4     22.22        640                                               investment
                           Union #5                                                                                  capital
                         -----------------------------------------------------------------------------------------------------------
                         Sports Love         154     8.12         300
                         -----------------------------------------------------------------------------------------------------------
                           Korea.com      35,000    92.00      35,000
                         Communications
                         -----------------------------------------------------------------------------------------------------------



                                                   STARTING BALANCE            INCREASE OR DECREASE
                                           --------------------------------- -------------------------------------------------------
            ACCOUNT        CORPORATE                   SHARE  ACQUISITION                ACQUISITION
CLASS        TITLE         NAME/ITEM       QUANTITY    RATIO      COST       QUANTITY       COST
---------------------------------------------------------------------------- -------------------------------------------------------

                         Multiplus Ltd.      100       5.00        0.5
                         -----------------------------------------------------------------------------------------------------------
                         Korea Cable TV
                           Saeronet          246      12.31      2,719
                         Broadcasting
                         -----------------------------------------------------------------------------------------------------------
                         Korea Cable TV
                            Ginam            837      24.36     22,305
                         Broadcasting
                         -----------------------------------------------------------------------------------------------------------
                         Powercomm            83       0.06         83
------------------------------------------------------------------------------------------------------------------------------------
Overseas   Investment     Persontel       10,000      50.00      1,666
           Securities    -----------------------------------------------------------------------------------------------------------
                         Hey Anita Inc.      154       0.12         55
------------------------------------------------------------------------------------------------------------------------------------
               Total                    52,109.4             111,787.5
------------------------------------------------------------------------------------------------------------------------------------




                                                  ENDING BALANCE                     SUMMARY
                                           ------------------------------ ----------------------------- ----------------------------
                                                                           ACQUISITION
             ACCOUNT       CORPORATE                 SHARE    ACQUISITION  (DISPOSITION
CLASS        TITLE         NAME/ITEM      QUANTITY   RATIO        COST        DATE)            REASON     DIVIDEND   REMARK
------------------------------------------------------------------------- ----------------------------- ----------------------------
                         Multiplus Ltd.      100      5.00         0.5
                         -----------------------------------------------------------------------------------------------------------
                         Korea Cable TV
                           Saeronet          246     12.31       2,719
                         Broadcasting
                         -----------------------------------------------------------------------------------------------------------
                         Korea Cable TV
                            Ginam            837     24.36      22,305
                         Broadcasting
                         -----------------------------------------------------------------------------------------------------------
                          Powercomm           83      0.06          83
------------------------------------------------------------------------------------------------------------------------------------
Overseas   Investment     Persontel       10,000        50       1,666
           Securities    -----------------------------------------------------------------------------------------------------------
                         Hey Anita Inc.      154      0.12          55
------------------------------------------------------------------------------------------------------------------------------------
               Total                    52,109.4             111,787.5
------------------------------------------------------------------------------------------------------------------------------------


                              VI. STOCK INFORMATION

1. STOCK DISTRIBUTION

a. Largest Shareholder and Shares of Related Parties

[As of September 30, 2003]                                     (Unit: Share, %)

                                                             NUMBER OF SHARES (SHARE RATIO)
                                       ----------------------------------------------------------------------
                                                BASIC          APPRECIATION DEPRECIATION         TERM-END
                                       --------------------    ------------ ------------  -------------------
                             TYPE OF     NUMBER       SHARE       NUMBER       NUMBER      NUMBER       SHARE      CAUSE OF
    NAME      RELATIONSHIP    SHARE     OF SHARES     RATIO      OF SHARES   OF SHARES    OF SHARES     RATIO       CHANGE
----------------------------------------------------------------------------------------------------------------------------
   Trigem       Largest      Common    24,727,240     31.85          0           0       24,727,240     31.85
  Computer    Shareholder     Stock
----------------------------------------------------------------------------------------------------------------------------
   Naray &     Subsidiary    Common    16,677,446     21.48          0           0       16,677,446     21.48
   Company                    Stock
----------------------------------------------------------------------------------------------------------------------------
 TG Venture    Subsidiary    Common       459,853      0.59          0           0          459,853      0.59
                              Stock
----------------------------------------------------------------------------------------------------------------------------
  Naray DNC    Subsidiary    Common        33,333      0.04          0           0           33,333      0.04
                              Stock
----------------------------------------------------------------------------------------------------------------------------
 TG Infonet    Subsidiary    Common       244,999      0.32          0           0          244,999      0.32
                              Stock
----------------------------------------------------------------------------------------------------------------------------
     TG        Subsidiary    Common        66,666      0.09          0           0           66,666      0.09
Info-Consulting               Stock
----------------------------------------------------------------------------------------------------------------------------
 AI Leaders    Subsidiary    Common        12,666      0.02          0           0           12,666      0.02
                              Stock
----------------------------------------------------------------------------------------------------------------------------
Lee HongSoon    Director     Common       264,000      0.34          0           0          264,000      0.34
                              Stock
----------------------------------------------------------------------------------------------------------------------------
Lee Yong- Teh   Director     Common        53,334      0.07          0           0           53,334      0.07
                              Stock
----------------------------------------------------------------------------------------------------------------------------
 Kim Se Hwan    Director     Common         1,333      0.00          0           0            1,333      0.00
                              Stock
----------------------------------------------------------------------------------------------------------------------------
Lee HanGyeong  Specially     Common        16,667      0.02          0           -           16,667      0.02
                Related       Stock
----------------------------------------------------------------------------------------------------------------------------
Park Jong Sam  Specially     Common        25,000      0.03          0           -           25,000      0.03
                Related       Stock
----------------------------------------------------------------------------------------------------------------------------
 In Gwang Ho   Specially     Common         3,333      0.00          0           -            3,333      0.00
                Related       Stock
----------------------------------------------------------------------------------------------------------------------------
 Lee Gyeong    Specially     Common        24,243      0.03          0           -           24,243      0.03     Acquisition
    Soon        Related       Stock
----------------------------------------------------------------------------------------------------------------------------
Kim Jong Gil   Specially     Common        26,000      0.03          0           -           26,000      0.03     Acquisition
                Related       Stock
----------------------------------------------------------------------------------------------------------------------------
 Son Hyeong    Specially     Common        11,333      0.01          0           -           11,333      0.01     Acquisition
     Sik        Related       Stock
----------------------------------------------------------------------------------------------------------------------------
                             Common    42,647,446      54.9          0                   42,647,446      54.9
                              Stock
          Total             ------------------------------------------------------------------------------------------------
                            Preferred           0         0          0                            0         0
                              Share
                            ------------------------------------------------------------------------------------------------
                              Total    42,647,446      54.9          0                   42,647,446      54.9
----------------------------------------------------------------------------------------------------------------------------

Name of Largest Shareholder: Trigem Computer        Number of Related People: 16

b. Status of Shareholders with 5% or Higher Share holding

[As of Sep 30, 2003]                                           (Unit: shares, %)

                                      COMMON STOCK             PREFERRED SHARE               SUBTOTAL
                                ---------------------      --------------------      ---------------------
                                  NUMBER        SHARE        NUMBER       SHARE        NUMBER        SHARE
    RANK       NAME (TITLE)     OF SHARES      RATIOS      OF SHARES      RATIO       OF SHARES      RATIO
----------------------------------------------------------------------------------------------------------
     1        Trigem Computer   24,727,241      31.85          0            0        24,727,241      31.85
----------------------------------------------------------------------------------------------------------
     2        Naray & Company   16,677,446      21.48          0            0        16,677,446      21.48
----------------------------------------------------------------------------------------------------------
     3        SB Thrunet Pte.   12,600,000      16.23          0            0        12,600,000      16.23
                   Ltd.
----------------------------------------------------------------------------------------------------------
            Total               54,004,687      69.56          0            0        54,004,687      69.56
----------------------------------------------------------------------------------------------------------

c. Distribution by Shareholder
                                                         As of December 31, 2002

                                NUMBER OF                         NUMBER
       CLASSIFICATION         SHAREHOLDERS        RATIO          OF SHARES         RATIO           REMARK
---------------------------------------------------------------------------------------------------------
         Government                   3           0.02%            48,333          0.06%
---------------------------------------------------------------------------------------------------------
    Government Companies              6           0.04%           134,651          0.17%
---------------------------------------------------------------------------------------------------------
     Security Companies              50           0.31%        28,724,407         37.00%
---------------------------------------------------------------------------------------------------------
    Insurance Companies               0           0.00%                 0          0.00%
---------------------------------------------------------------------------------------------------------
 Investment Trust Companies           0           0.00%                 0          0.00%
---------------------------------------------------------------------------------------------------------
   Financial Institutions             1           0.01%           120,000          0.15%
---------------------------------------------------------------------------------------------------------
      Short-Term Loans                3           0.02%             1,899          0.00%
---------------------------------------------------------------------------------------------------------
General Financial Companies          11           0.07%           181,657          0.23%
---------------------------------------------------------------------------------------------------------
    Mutual Savings Banks              3           0.02%            18,233          0.02%
-----------------------------------  --------------------------------------------------------------------
     Other Corporations              35           0.22%        37,200,899         47.92%
---------------------------------------------------------------------------------------------------------
        Individuals              16,007          99.23%         7,808,854         10.06%
---------------------------------------------------------------------------------------------------------
         Foreigners                   9           0.06%         2,529,663          3.26%
---------------------------------------------------------------------------------------------------------
           Others                     2           0.01%           469,998          0.61%
---------------------------------------------------------------------------------------------------------
            KSD                       1           0.01%           396,666          0.51%
---------------------------------------------------------------------------------------------------------
           Total                 16,131         100.00%        77,635,260        100.00%
-------------------------------------------------------------------------- ------------------------------

d. Ownership by Minority Shareholders, Largest Shareholder and others
   Shareholders

                                                         As of December 31, 2002

                                        NUMBER OF                         NUMBER
           CLASSIFICATION              SHAREHOLDERS       RATIO          OF SHARES         RATIO           REMARK
-----------------------------------------------------------------------------------------------------------------
     Total of Small Shareholders          16,113          99.8%         13,600,326         17.5%
-----------------------------------------------------------------------------------------------------------------
  Small Shareholders (Corporations)           97           0.6%          4,560,781          5.8%
-----------------------------------------------------------------------------------------------------------------
  Small Shareholders (Individuals)        16,016          99.2%          9,039,545         11.6%
-----------------------------------------------------------------------------------------------------------------
  Largest Shareholder and Specially           17           0.1%         42,654,112         54.9%
           Related Parties
-----------------------------------------------------------------------------------------------------------------
     Total of Other Shareholders               5          0.03%         20,984,156         27.0%
-----------------------------------------------------------------------------------------------------------------
  Other Shareholders (Corporations)            4          0.02%         20,984,156         27.0%
-----------------------------------------------------------------------------------------------------------------
  Other Shareholders (Individuals)             0             0%                  0            0%
-----------------------------------------------------------------------------------------------------------------
                 KSD                           1             0%            396,666          0.5%
-----------------------------------------------------------------------------------------------------------------
                Total                     16,136           100%         77,635,260          100%
-----------------------------------------------------------------------------------------------------------------

2. INFORMATION ON SHARES

--------------------------------------------------------------------------------
Preemptive right delineated   1) All matters regarding issuance of new shares by
in the Articles of            the corporation shall be determined by resolutions
Incorporation                 of the board of directors.
                              2) The shareholders of the corporation have a
                              preemptive right to acquire the corporation'
                              unissued shares in proportion to the number of
                              shares already owned by them.  However, in the
                              case where a shareholder waives his preemptive
                              right or it is revoked, or the allotment of new
                              shares results in fractional shares, further
                              details shall be determined by resolution of the
                              board of directors.
                              3) Notwithstanding the provisions of Clause 2, in
                              the cases set forth below, the board of directors
                              may resolve to issue new shares to persons other
                              than the shareholders of the corporation.
                                 1. In the case where the issuance is intended
                              as a public offering or as a special offering for
                              acquisition by external investors pursuant to
                              Article 2, Clause 8 of the Securities and Exchange
                              Act.
                                 2. In the case where the Employee Stock
                              Ownership Association is given allotment priority
                              within the range specified by the Securities and
                              Exchange Act.
                                3. In the case where the new issuance is
                              destined to foreigners, based on a need to
                              introduce foreign capital and technologies, within
                              the range defined by the pertinent provisions of
                              the Foreign Investment Promotion Act.
                                4. In the case where the corporation issues new
                              shares following the issuance of depository
                              receipts in accordance with Article 192 of the
                              Securities and Exchange Act.
                                5. In the case where the corporation issues new
                              shares to foreigners for the purpose of listing
                              investment securities with overseas securities
                              exchanges or electronic security markets trading
                              through automated quotation systems.
                                 6. In the case where the new share issuance is
                              for the purpose of granting stock options to the
                              employees of the corporation in accordance with
                              Article 9, Clause 3.
                                 7. In the case where new shares are allotted to
                              domestic or overseas companies in a strategic
                              partnership for operation and technology, or in a
                              business affiliation with the corporation.
                                 8. In the case where the new shares to be
                              issued is limited to 20% or less of the total
                              outstanding shares due to the acquisition of other
                              companies' shares or the share repurchase by the
                              corporation.
                                 9. In the case where the new issuance is a
                              public offering in the form of capital increase in
                              accordance with Article 9, Clause 4.
                                 10. In the case where the new shares are issued
                              to the Employee Stock Ownership Association in
                              accordance with Article 191, Section 7, Clause 2
                              of the Securities and Exchange Act, when the
                              issuance conforms to Sub-clause 3 to 5 in modality
                              and purpose.
                                 11. In the case where the corporation issues
                              new shares to other corporations or persons
                              determined by a special resolution of the general
                              assembly of shareholders for the purpose of fund
                              procurement.
                              4) In the case where a shareholder is granted
                              preemptive rights in accordance with Clause 2, the
                              exercise period of such rights shall be determined
                              within the range sanctioned by the government's
                              license or permit, pursuant to pertinent laws and
                              regulations.
                              5) Notwithstanding the provisions of Clause 1 to
                              Clause 3, actions resulting in the following
                              cases, if to be undertaken by the corporation,
                              must be pre-approved by resolution of the general
                              assembly of shareholders.
                                1. In the case where issuance of new shares
                              results in the change in the dominance structure
                              of the corporation or in the controlling members
                              thereof. Controlling members are individuals with
                              voting rights and with the right, whether direct
                              or indirect, to significantly influence the
                              operation and policy of the corporation in a
                              concrete sense, through their shareholdings or
                              through an entitlement granted by contract.
                                 2. In the case where the issuance of new shares
                              by the corporation takes the form of a share swap
                              with other companies, or is otherwise used in
                              conjunction with acquisition of shares or assets
                              of other companies.
                                   a) In the case where a member of the
                              corporation's board of directors, an auditor or a
                              person owning 10% or more of the total outstanding
                              shares thereof, has 5% or more interest in
                              corporate equity or other assets of the company
                              whose shares the corporation intends to acquire.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 b) In the case where new shares to be issued
                              exceed 20% or more of the total outstanding shares with voting rights, and takes form of private placement.
                                 3. In the case where, while the issuance of new
                              shares takes the form of private placement of a volume exceeding 20% of the total outstanding shares with voting rights issued by the corporation, the shares are issued at a price below the market price of stocks or the net asset value of the corporation (net worth divided by the total outstanding shares).
                              If, in such a case, a member of the corporation's board, an auditor thereof, or a person with voting rights owning more than 10% of the total outstanding shares, sells his or her holding, the calculation of ratio versus aggregate volume of outstanding shares shall reflect the number of such shares.
                               6) When an allotment of new shares conforms to
                              the provisions of Clause 3, Sub-clause 11, details of the new issuance may be determined by special resolution of the general assembly of shareholders, in which case a resolution by the general assembly of shareholders as provided in Clause 5 is not necessary.
--------------------------------------------------------------------------------
Year-end Closing        December 31       Annual Assembly of     No later than
                                            Shareholders          End of March
--------------------------------------------------------------------------------
Closing of Transfer Book          From January 1st through December 31
--------------------------------------------------------------------------------
Denomination of Stocks            1, 5, 10, 50, 100, 500, 1,000, 10,000
--------------------------------------------------------------------------------
Registration of                        Korea Securities Depositary
Stock-transfer Agent
--------------------------------------------------------------------------------
Privilege of Stockholders      None     Newspaper Used      Korea Economic Daily
--------------------------------------------------------------------------------

3. STOCK PRICE AND PERFORMANCE IN THE PAST SIX MONTHS

a. Domestic Stock Market: N/A

b. Foreign Stock Market

[Stock Exchange: Nasdaq]                                       (Unit: $, shares)

                    TYPE                              JANUARY                 FEBRUARY                  MARCH
-------------------------------------------------------------------------------------------------------------
     Common Stock             Highest                   1.34                    1.37                    0.72
                              -------------------------------------------------------------------------------
                              Lowest                    0.45                    0.75                    0.23
-------------------------------------------------------------------------------------------------------------
               Monthly Trades
-------------------------------------------------------------------------------------------------------------

----------
* Delisted from Nasdaq on April 7, 2003.


                          VII. DIRECTORS AND EMPLOYEES

1. STATUS OF DIRECTORS

                                                                  (Unit: shares)

                                                                                                             NUMBER OF SHARES
       TITLE                                                                                                -------------------
    (STANDING/      REGISTERED/                                                                             ORDINARY  PREFERRED
   NON STANDING)    UNREGISTERED        NAME           DOB               BRIEF RECORD             POSITION   SHARE      SHARE
-------------------------------------------------------------------------------------------------------------------------------
Receiver             Registered     Park Suk Won     2/17/43  - Vice Present of KoRam Bank                     0          0
 (Standing)            Member                                 - Receiver of Heung Cahng
-------------------------------------------------------------------------------------------------------------------------------
  Vice-President         -        Yoon Seok Joong    6/27/61  - Founder of and Adviser to Korean IT            0          0
    (Standing)                                                  Network (KIN) in San Jose
                                                              - free-ceos.com Partner
-------------------------------------------------------------------------------------------------------------------------------
Executive Director       -          Kim Se Hwan      5/7/59   - Marketing Manager of Naray Mobile Telecom    1,333        0
    (Standing)                                                - Director of Thrunet
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                             NUMBER OF SHARES
       TITLE                                                                                                -------------------
    (STANDING/      REGISTERED/                                                                             ORDINARY  PREFERRED
   NON STANDING)    UNREGISTERED        NAME           DOB               BRIEF RECORD             POSITION   SHARE      SHARE
-------------------------------------------------------------------------------------------------------------------------------
    Director             -          Kim Yu Jung      2/2/58   -Marketing Team of Naray Telecommunication                  0
    (Standing)
-------------------------------------------------------------------------------------------------------------------------------
    Director             -         Kwon Young Won    5/30/60  -Technical Team of Naray Telecommunication      666         0
    (Standing)
-------------------------------------------------------------------------------------------------------------------------------
Total Compensation (From July to September of 2003):  Won 109 Million
-------------------------------------------------------------------------------------------------------------------------------
Average Quarterly Payment Per Person: Won 21 Million
-------------------------------------------------------------------------------------------------------------------------------

2. EMPLOYEE STATUS

(As of September 30, 2003)                            (Unit: In Millions of Won)

                             NUMBER OF EMPLOYEES                                                        AVERAGE
               --------------------------------------------          AVERAGE           TOTAL           QUARTERLY
                 SALES/                 ENGINEER/                  EMPLOYMENT        QUARTERLY          PAY PER
    CLASS      MARKETING      MGT.      RESEARCHER    TOTAL          PERIOD             PAY             PERSON         REMARK
-----------------------------------------------------------------------------------------------------------------------------
     Male         103          47           97         247             3.8             2,350              9.5
-----------------------------------------------------------------------------------------------------------------------------
    Female         8           9            9           26             3.6              154               5.9
-----------------------------------------------------------------------------------------------------------------------------
    Total         111          56          106         273             3.8             2,504              9.1
-----------------------------------------------------------------------------------------------------------------------------

3. STATUS OF LABOR UNION: N/A


                     VIII. TRANSACTIONS WITH RELATED PARTIES

1. TRANSACTIONS WITH LARGEST SHAREHOLDER

a.   Advanced Payments and Loans (including Securities Loan)

                                                      (Unit: In billions of Won)

                                                             SUSPENSE PAYMENTS AND LOANS
                                      -------------------------------------------------------------------------
                                                            CONDITIONS                        CHANGES
                NAME                             -------------------------------   ----------------------------
             (CORPORATE               ACCOUNT      DATE OF   AGREEMENT  INTEREST   STARTING              ENDING   INTEREST
   CLASS       NAME)    RELATIONSHIP   TITLE     OCCURRENCE     TERM      RATE     BALANCE   DECREASE   BALANCE  RECEIVABLE  REMARK
------------------------------------------------------------------------------------------------------------------------------------
  Domestic   Naray &    Affiliated   Short-Term    8/27/02   8/27/02 ~     9%        111         -        111        -       Period
              Company     Company       Loan                  6/27/04                                                      extension
------------------------------------------------------------------------------------------------------------------------------------
                     Total                                                           111         -        111        -
------------------------------------------------------------------------------------------------------------------------------------

b. Collaterals: N/A

c. Guarantee of Debts: N/A

d. Investments: N/A

e. Acquisition or Disposition of Securities: N/A

f. Land Transactions (including Lease)

(1)  Land Transactions: N/A

(2)  Land Lease: N/A

a. Long-Term Supply Contracts: N/A

b. Business Acquisitions/Transfers: N/A

2. TRANSACTIONS WITH SHAREHOLDERS (EXCLUDING LARGEST SHAREHOLDER), DIRECTORS, EMPLOYEES AND OTHER RELATED PARTIES

a. Payments and Loans (including Securities Loan)

                                                      (Unit: In Millions of Won)

                                                                    PAYMENTS AND LOANS
                                                ------------------------------------------------------------
                                                                                  TRANSACTIONS
                 NAME                                                 --------------------------------------
              (CORPORATE                                              STARTING                       ENDING
   CLASS        NAME)         RELATIONSHIP         ACCOUNT TITLE      BALANCE   INCREASE   DECREASE  BALANCE   REMARK
---------------------------------------------------------------------------------------------------------------------
              Thrunet          Employees      Short/Long-Term Loans      689        -         -         689
              -------------------------------------------------------------------------------------------------------
 Domestic     Korea.com    Affiliated Company     Long-Term Loan       2,728        -         -       2,728
              -------------------------------------------------------------------------------------------------------
              Korea.com    Affiliated Company     Short-Term Loan      2,800        -         -       2,800
---------------------------------------------------------------------------------------------------------------------
                               Total                                   6,217        -         -       6,217
---------------------------------------------------------------------------------------------------------------------

b. Collaterals: N/A

c. Guarantee of Debts

                                                      (Unit: In Millions of Won)


                                                                          GUARANTEE OF DEBTS

                                         ------------------------------------------------------------------------------------
                                                                                                     TRANSACTIONS
                  NAME                                                                  -------------------------------------
               (CORPORATE                                                  TERM OF       STARTING                     ENDING
   CLASS         NAME)      RELATIONSHIP   CREDITOR      PURPOSE          GUARANTEE       BALANCE  INCREASE DECREASE  BALANCE REMARK
------------------------------------------------------------------------------------------------------------------------------------
                                         Shinhan Bank   Operating    2002.6.22~2004.2.29     0                          0
                                                         Capital
                             Affiliated  -------------------------------------------------------------------------------------------
                 Nowcom      Company         KEB          Joint      2001.7.18~2003.7.18     0                          0
  Domestic                                              Liability
                                         -------------------------------------------------------------------------------------------
                                         Koram Bank     Operating    2001.10.19~2002.4.19    0                          0
                                                         Capital
             -----------------------------------------------------------------------------------------------------------------------
               Korea.com     Affiliated  Jeil Mutual    Operating    2002.6.20~2003.1.16     0                          0
             Communications   Company    Savings Bank    Capital
             -----------------------------------------------------------------------------------------------------------------------
               Employees                  KoRam Bank      Loan       2002.8.5~2003.8.5      47                         47
                                                        Liability
------------------------------------------------------------------------------------------------------------------------------------
  Overseas     Korea.com     Affiliated   Microsoft      Accounts    2002.7.1~2004.12.31   6,335                      6,335
             Communications   Company                    Payable
------------------------------------------------------------------------------------------------------------------------------------
                                         Total                                             6,382                      6,382
------------------------------------------------------------------------------------------------------------------------------------

d. Loans

Refer to 'V. Status of Control System and Affiliated Companies' for loan status of the affiliated companies.

e. Securities Acquisition/Disposition: N/A

f. Land Transactions (including Lease)

(1) Land Transactions:  N/A

(2)  Land Lease: N/A

g. Long-Term Supply Contracts:     N/A

                              IX. OTHER NECESSARY DETAILS

1. REPORTS AND PROGRESS OF MAIN MANAGEMENT DETAILS

a. Reports pursuant to Clause 2, Chapter 6 (Report of Main Management Details): N/A

b. Announcement on Listed Corporation Announcement Regulation

(1)  Occasional Announcement: N/A

(2)  Process Announcement: N/A

(3)  Inquiry Announcement: N/A

(4)  Voluntary Announcement: N/A

c. Reports Pursuant to Committee Agency Market Announcement Regulation

(1)  Occasional Announcement: N/A

(2)  Process Announcement: N/A

(3)  Inquiry Announcement: N/A

(4)  Voluntary Announcement: N/A

d. Report Pursuant to Regulation Chapter 2 (Registration & Management of Securities Issuer)

      DATE                                                                               REPORTS
    REPORTED                TITLE                             REPORTS                     STATUS      REMARK
------------------------------------------------------------------------------------------------------------
     7/2/03       Loan to major shareholders           Related to roll-over
------------------------------------------------------------------------------------------------------------
    4/25/03       Collateral from Affiliates           Related to collateral
------------------------------------------------------------------------------------------------------------
    3/27/03       Determination to commence       Related to the determination to
                        reorganization                commence reorganization
------------------------------------------------------------------------------------------------------------
     3/5/03        Determination to dispose   Related to dispose capital maintenance
                     capital maintenance
------------------------------------------------------------------------------------------------------------
     3/3/03        Application to Commence     Related to commencing reorganization
                        Reorganization
------------------------------------------------------------------------------------------------------------
    12/31/02      Stock retirement completed      Related to capital reduction of
                                                      registered common stock
------------------------------------------------------------------------------------------------------------
    12/28/02         [Correction] Stock       Correction announcement according to
                     retirement resolved            dispose fractional shares
------------------------------------------------------------------------------------------------------------
    12/02/02      Decisions of Extraordinary      Decision for capital reduction
                    Shareholders' Meeting
------------------------------------------------------------------------------------------------------------
    10/15/02          Decision on stock       Capital reduction by consolidation of
                   retirement (for capital                   shares
                          reduction)
------------------------------------------------------------------------------------------------------------

      DATE                                                                               REPORTS
    REPORTED                TITLE                             REPORTS                     STATUS      REMARK
------------------------------------------------------------------------------------------------------------
    8/30/02          Decision on Capital        Capital increase with consideration
                 Increase with Consideration                 below par
------------------------------------------------------------------------------------------------------------
    7/11/02       Disposition of Main Fixed    Related to private line (fiber optic
                            assets                   cable, ducts, equipments)
------------------------------------------------------------------------------------------------------------
    3/22/02            Securities Issue       Related to issuing convertible bonds
                      Performance Report      without guarantee
------------------------------------------------------------------------------------------------------------
    3/15/02           Business Briefing       Related to issuing convertible bonds
                                              without guarantee
------------------------------------------------------------------------------------------------------------
     3/7/02          Preliminary Business     Related to issuing convertible bonds
                           Briefing           without guarantee
------------------------------------------------------------------------------------------------------------
     3/7/02           Securities Report       Related to issuing convertible bonds
                                              without guarantee
------------------------------------------------------------------------------------------------------------
                                              Related to exercising BW of SB Thrunet
     3/6/02             Exercise of BW           Pte Ltd, Trigem Computer, Naray &
                                                              Company
------------------------------------------------------------------------------------------------------------

e. Progress of Major Management Issues Announced

      Date Reported                  Title               Original Report                   Progress
--------------------------------------------------------------------------------------------------------------
         3/27/03            Determination to         Related to the           First interested party' meeting
                            commence                 determination to            (6/25/03)
                            reorganization           commence reorganization
--------------------------------------------------------------------------------------------------------------

2. MINUTES OF SHAREHOLDERS' MEETING

          DATE OF
   SHAREHOLDERS' MEETING                     ISSUES                                        DECISIONS
--------------------------------------------------------------------------------------------------------------------------
       Extraordinary        1. Issue of Capital Reduction             1. Original proposal approved
   Shareholders' Meeting
      (Nov. 25, 2002)
--------------------------------------------------------------------------------------------------------------------------
       Extraordinary        1. Amendment of Articles of               1. Original proposal approved
   Shareholders' Meeting    Incorporation                             2. Proposal withdrawn
      (Aug. 2, 2002)        2. Director Appointment                   3. Original proposal approved
                            3. Asset Transfer Approval                4. Original proposal approve
                            4. Issue of New Stocks Below Par
--------------------------------------------------------------------------------------------------------------------------
 6th Annual Shareholders'   1. Approval of 6th Balance Sheet, Income  1. Original proposal approved
          Meeting           Statement, Deposition of Deficit          2. Original proposal approved
      (Mar. 22, 2002)       Statement                                  - Amendment of Articles on Selecting External
                            2. Amendment of Articles of               Auditor
                            Incorporation                             3. A total of seven directors selected - Jung Sang
                            3. Director Appointment                   Soon, Han Gi Choo, Yoon Seok Joong, Len Danaka,
                            4. Approval of Directors' Pay Limit       Yosimitzu Koto, Lee Yong Teh, Alex Vieux
                             * Selection of External Auditor          4. Original proposal approved (Won 1.8 billion)
                                                                        - Samil Accounting Co.
--------------------------------------------------------------------------------------------------------------------------

          DATE OF
   SHAREHOLDERS' MEETING                     ISSUES                                        DECISIONS
--------------------------------------------------------------------------------------------------------------------------
 5th Annual Shareholders'   1. Approval of 5th Balance Sheet, Income  1. Original proposal approved
          Meeting           Statement, Deposition of Deficit          2. Original proposal approved
      (Mar. 27, 2001)       Statement (Proposal)                         -Change provisions of stock options
                            2. Amendment of Articles of               3. Kim Se-hwan and Kim Yong-hoi appointed
                            Incorporation                             4. Original proposal approved (Won 1.6 billion)
                            3. Director Appointment                   5. Samjeong Accounting Co. selected
                            4. Approval of Directors' Pay Limit       6. Original proposal approved
                            5. Selection of External Auditor             -Total Granted: 334
                            6. Grant Stock Options                       -Exercise Price: Won 7,200
                            7. Adjustment of Exercise Price of Stock  7. Original proposal approved
                            Options                                      -Adjustment of Exercise Price: Won 7,200
--------------------------------------------------------------------------------------------------------------------------
       Extraordinary        1. Amendment of Articles of Incorporation 1. Original proposal approved
   Shareholders' Meeting    2. Decisions on New Stock Issue              -Additional changes in third party distribution
      (Jan. 9, 2001)        3. Decisions on Issuing BW                    methods
                            4. Approval of Securities Purchase           -Increase Limit of BW: Won 500 billion
                            Agreement, Investor Rights Agreement and  2. Original proposal approved
                            Investment Agreement (Agreement of           -Capital increase with consideration by third
                            Issuing New Stocks and Warrant Bonds)         party distribution methods on SB Thrunet
                            5. Director Appointment                       Fund, L.P., Trigem Computer
                                                                      3. Original proposal approved
                                                                         -Agreement on issuing warrant bonds of SB Thrunet
                                                                          Fund, L.P. Trigem Computer and Naray & Company
                                                                      4. Original proposal approved
                                                                         -Agreement conditions approved
                                                                      5. Hasegawa Hitoshi (Japan), Uchida Siro (Japan),
                                                                         Lee Eun-bok (USA) and Lee Hong Sun selected
--------------------------------------------------------------------------------------------------------------------------

* The 7th Annual Shareholders' Meeting was not held due to the commencing of the reorganization proceedings (March 27, 2003).

3. CONTINGENT LIABILITIES

a. Major Lawsuits

The Company is a defendant in several lawsuits and arbitrations, whose ultimate outcome cannot be ascertained at this time. Legal proceedings initiated against the Company pending as of June 30, 2003 are as follows:

                                                         (Unit: US $, 1,000 Won)

                                                                                        DEMANDING
              LIST                        COMPLAINT              DEFENDANT               PAYMENT           REMARK
-----------------------------------------------------------------------------------------------------------------
Compension Suit                 Lee Gem Bok & 3 Cases             Thrunet                   776,643        N.B.1
Unpaid compension suit          Je Ju Broadcasting & 1 case       Thrunet                 1,628,407        N.B.2
Breach of contract suit         Motorola                          Thrunet             $8,679,073.83        N.B.3
others                          Ryu Jun Ha & 3 Cases              Thrunet                   445,774
                                                                                      -------------
          Total                                                                           2,850,824
                                                                                      $8,679,073.83
                                                                                      =============

N.B. 1. A Compensation suit is lodged for damages allegedly caused by the Company during its network construction work and internet service disruptions.

     2. A collection suit is pending on unpaid compensations owed to system operators and sales agents.

     3. A provisional seizure is placed on company-owned land and buildings on unsettled accounts on cable modem purchases.

b. Collateral Check and Note

[Classification: Check]                                            (Unit: Check)

           ISSUED                     QUANTITY                    AMOUNT                      REMARK
--------------------------------------------------------------------------------------------------------
            Bank                         1                         Blank                 Loan Collateral
--------------------------------------------------------------------------------------------------------
   Financial Institutions                2                         Blank                  Loan Guarantee
--------------------------------------------------------------------------------------------------------
        Corporation
--------------------------------------------------------------------------------------------------------
     Other (Individual)
--------------------------------------------------------------------------------------------------------

[Classification: Note]                                              (Unit: Note)

           ISSUED                     QUANTITY                    AMOUNT                      REMARK
--------------------------------------------------------------------------------------------------------
            Bank
--------------------------------------------------------------------------------------------------------
   Financial Institutions                6                         Blank                  Loan Guarantee
--------------------------------------------------------------------------------------------------------
        Corporation
--------------------------------------------------------------------------------------------------------
     Other (Individual)
--------------------------------------------------------------------------------------------------------

c. Other Contingent Liabilities: N/A

4. RESTRAINT STATUS : N/A

5. ISSUES AFTER CLOSING DATE:

6. SMALL TO MEDIUM ENTERPRISES STANDARD EVALUATION INDEX: N/A

7. PROGRESS RESULTS ON FUTURE PLANS: N/A

8. USE OF SUBSCRIPTION FUNDS

                               PAYMENT            PAYMENT             USE OF FUND             ACTUAL USE
          CLASS                  DATE             AMOUNT              AS REPORTED              OF FUNDS
--------------------------------------------------------------------------------------------------------
 20th Thrunet Convertible
   Bearer Bonds Without
        Collateral            2002.3.21       Won 952,500,000       Operating Fund          Operating Fund
--------------------------------------------------------------------------------------------------------